B2GOLD CORP.
AND
U.S. Bank National Association,
as Trustee
INDENTURE
Dated as of August 23, 2013
3.25% Convertible Senior Subordinated Notes due 2018

i

v

                 INDENTURE dated as of August 23, 2013 between B2Gold Corp., a company amalgamated under the laws of British Columbia, Canada, as issuer (the “Company”, as more fully set forth in Section 1.01) and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”, as more fully set forth in Section 1.01).

W I T N E S S E T H:

                 WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its 3.25% Convertible Senior Subordinated Notes due 2018 (the “Notes”), initially in an aggregate principal amount of $258,750,000, and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and

                 WHEREAS, the Form of Note attached hereto as Exhibit A, the certificate of authentication to be borne by each Note, the Form of Notice of Conversion, the Form of Fundamental Change Repurchase Notice and the Form of Assignment and Transfer to be borne by the Notes are to be substantially in the forms hereinafter provided; and

                 WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Indenture provided, the valid, binding and legal obligations of the Company, and this Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issuance hereunder of the Notes have in all respects been duly authorized.

                 NOW, THEREFORE, THIS INDENTURE WITNESSETH:

                 That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the Holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of the Notes (except as otherwise provided below), as follows:

ARTICLE 1
DEFINITIONS

Section 1.01 . Definitions. The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular. All references to “$” are to United States dollars.

            “Additional Amounts” shall have the meaning specified in Section 2.11(b) ..

            “Additional Interest” means all amounts, if any, payable pursuant to Section 4.06(d), Section 4.06(e) and Section 6.03, as applicable.

            “Additional Shares” shall have the meaning specified in Section 14.03(a) ..

            “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

            “Agent Members” shall have the meaning specified in Section 8.03.

            “Bid Solicitation Agent” means the Person appointed by the Company to solicit bids for the Trading Price of the Notes in accordance with Section 14.01(b)(i). The Trustee shall initially act as the Bid Solicitation Agent.

            “Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

            “Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors, and to be in full force and effect on the date of such certification, and delivered to the Trustee.

            “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in either the City of New York or the City of Vancouver, British Columbia, are authorized or required by law or executive order to close or be closed.

            “Canadian Spin-Off” shall have the meaning specified in Section 14.07(e) ..

            “Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity, but, for avoidance of doubt, excluding any debt securities convertible into such stock.

            “Cash Settlement” shall have the meaning specified in Section 14.02(k) ..

            “Clause A Distribution” shall have the meaning specified in Section 14.04(c).

            “Clause B Distribution” shall have the meaning specified in Section 14.04(c).

            “Clause C Distribution” shall have the meaning specified in Section 14.04(c).

            “close of business” means 5:00 p.m. (New York City time).

            “Combination Settlement” shall have the meaning specified in Section 14.02(k).

            “Commission” means the U.S. Securities and Exchange Commission.

            “Common Equity” of any Person means Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

            “Common Shares” means the common shares of the Company.

            “Company” shall have the meaning specified in the first paragraph of this Indenture, and subject to the provisions of Article 11, shall include its successors and assigns.

            “Company Order” means a written order of the Company, signed by an Officer of the Company, and delivered to the Trustee.

            “Conversion Agent” shall have the meaning specified in Section 4.02.

            “Conversion Date” shall have the meaning specified in Section 14.02(c) ..

            “Conversion Obligation” shall have the meaning specified in Section 14.01(a).

            “Conversion Price” means as of any date, $1,000, divided by the Conversion Rate as of such date.

            “Conversion Rate” shall have the meaning specified in Section 14.01(a) ..

            “Corporate Trust Office” means the principal office of the Trustee at which at any time its corporate trust business shall be administered, which office at the date hereof is located at 100 Wall Street, Suite 1600, EX-NY-WALL, New York, New York 10005, Attn: Global Corporate Trust Services, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor trustee (or such other address as such successor trustee may designate from time to time by notice to the Holders and the Company).

            “Custodian” means the Trustee, as custodian for The Depository Trust Company, with respect to the Global Notes, or any successor entity thereto.

            “Daily Conversion Value” means, for each of the 20 consecutive Trading Days during the Observation Period, 1/20th of the product of:

            (i) the Conversion Rate on such Trading Day; and

            (ii) the Daily VWAP on such Trading Day.

            “Daily Measurement Value” shall have the meaning specified in the definition of “Daily Settlement Amount.”

            “Daily Settlement Amount,” for each of the 20 consecutive Trading Days during the Observation Period, shall consist of:

            (a)             cash equal to the lesser of (i) the Specified Dollar Amount, if any, divided by 20 (such quotient, the “Daily Measurement Value”) and (ii) the Daily Conversion Value; and

            (b)             if the Daily Conversion Value exceeds the Daily Measurement Value, a number of Common Shares equal to (i) the difference between the Daily Conversion Value and the Daily Measurement Value, divided by (ii) the Daily VWAP for such Trading Day.

            “Daily VWAP” means, for each of the 20 consecutive Trading Days during the relevant Observation Period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “BTG<equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one Common Share on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

            “Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

            “Defaulted Amounts” means any amounts on any Note (including, without limitation, the Fundamental Change Repurchase Price, the Redemption Price, principal and interest) that are payable but are not punctually paid or duly provided for.

            “Depositary” means, with respect to each Global Note, the Person specified in Section 2.05(b) as the Depositary with respect to such Notes, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, “Depositary” shall mean or include such successor.

            “Designated Senior Indebtedness” means:

            (1) any Indebtedness outstanding under the Senior Credit Facility; and

            (2) any other Senior Indebtedness, the principal amount of which is in excess of $50 million.

            “Distributed Property” shall have the meaning specified in Section 14.04(c).

            “effective date” means, for purposes of Section 14.04, the first date on which the Common Shares trade on the NYSE MKT (or, if the Common Shares are not then listed on the NYSE MKT, the principal U.S. national or regional securities exchange on which the Common Shares are traded or, if the Common Shares are not listed for trading on a U.S. national or regional securities exchange, the principal Canadian national or regional securities exchange on which the Common Shares are traded or, if the Common Shares are not listed for trading on a U.S. or Canadian national or regional securities exchange, such other principal exchange or market on which the Common Shares are traded or quoted), regular way, reflecting the relevant share subdivision or share combination, as applicable.

            “Effective Date” shall have the meaning specified in Section 14.03(c) ..

            “Events of Default” shall have the meaning specified in Section 6.01.

            “Ex-Dividend Date” means the first date on which the Common Shares trade on the NYSE MKT (or if the Common Shares are not then listed on the NYSE MKT, the principal U.S. national or regional securities exchange on which the Common Shares are traded or, if the Common Shares are not then listed on a U.S. national or regional securities exchange, the principal Canadian national or regional securities exchange on which the Common Shares are traded or, if the Common Shares are not listed for trading on a U.S. or Canadian national or regional securities exchange, such other principal exchange or market on which the Common Shares are traded or quoted), regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market. If the Common Shares are not traded or quoted on any exchange or market, the “Ex-Dividend Date” shall be determined by the Board of Directors in good faith.

            “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

            “Form of Assignment and Transfer” shall mean the “Form of Assignment and Transfer” attached as Attachment 3 to the Form of Note attached hereto as Exhibit A.

            “Form of Fundamental Change Repurchase Notice” shall mean the “Form of Fundamental Change Repurchase Notice” attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.

            “Form of Notice of Conversion” shall mean the “Form of Notice of Conversion” attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.

            “Fundamental Change” shall be deemed to have occurred at the time after the Notes are originally issued if any of the following occurs:

            (a)      a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its Subsidiaries and the employee benefit plans of the Company and its Subsidiaries, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s Common Equity representing more than 50% of the voting power of the Company’s Common Equity;

            (b)      the consummation of (A) any recapitalization, reclassification or change of the Common Shares (other than changes resulting from a subdivision or combination) as a result of which the Common Shares would be converted into, or exchanged for, stock, other securities, or other property or assets; (B) any share exchange, consolidation, amalgamation or merger of the Company pursuant to which the Common Shares will be converted into cash, securities or other property or assets; or (C) any sale, conveyance, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Company’s Subsidiaries; provided, however, that (i) a transaction described in clause (B) in which the holders of all classes of the Company’s Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction shall not be a Fundamental Change pursuant to this clause (b); or

            (c)      the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company,

provided, however, that a transaction or transactions described in clause (b) above shall not constitute a Fundamental Change, if more than 90% of the consideration received or to be received by the holders of the Common Shares, excluding cash payments for fractional shares, in connection with such transaction or transactions consists of shares of common stock that are listed or quoted on any of The Toronto Stock Exchange, the NYSE MKT, The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Notes become convertible into such consideration, excluding cash payments for fractional shares (subject to the provisions of Section 14.02). In addition, notwithstanding the foregoing, a Canadian Spin-Off shall not constitute a Fundamental Change pursuant to clause (b)(A) above.

            “Fundamental Change Company Notice” shall have the meaning specified in Section 15.02(c).

            “Fundamental Change Repurchase Condition” shall have the meaning specified in Section 15.02(a).

            “Fundamental Change Repurchase Date” shall have the meaning specified in Section 15.02(a).

            “Fundamental Change Repurchase Notice” shall have the meaning specified in Section 15.02(b)(i).

            “Fundamental Change Repurchase Price” shall have the meaning specified in Section 15.02(a).

            “Global Note” shall have the meaning specified in Section 2.05(a).

            “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

                        (1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

                        (2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

                        (3) commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or any other agreements or arrangements designed to protect such Person against fluctuations in, or providing for the transfer or mitigation of risks related to, currency exchange rates or commodity prices, in each case, either generally or under specific contingencies.

            “Holder,” as applied to any Note, shall mean any person in whose name at the time a particular Note is registered on the Note Register.

            “IFRS” means the international financial reporting standards as issued by the International Accounting Standards Board and as adopted by the Canadian Accounting Standards Board as in effect from time to time.

            “Indebtedness” when used with respect to any Person, and without duplication, means:

            (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person for borrowed money (including obligations of such person in respect of overdrafts and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, notes or other instruments for the payment of money, or incurred in connection with the acquisition of any property, services or assets (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof), other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;

            (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees, bankers’ acceptances, surety bonds, performance bonds or other guaranty of contractual performance;

            (c) all obligations and liabilities (contingent or otherwise) in respect of (i) leases of such Person required, in conformity with IFRS, to be accounted for as capitalized lease obligations on the balance sheet of such Person and (ii) any lease or related documents, including a purchase agreement, in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase the leased property;

            (d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement; \

            (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d);

            (f) any indebtedness or other obligations described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person; and

            (g) any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (d).

            “Indemnified Taxes” shall have the meaning specified in Section 2.11(b).

            “Indenture” means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

            “Ineligible Consideration” shall have the meaning specified in Section 14.01(b)(iii).

            “Interest Payment Date” means April 1 and October 1 of each year, beginning on April 1, 2014.

            “Judgment Currency” shall have the meaning specified in Section 17.18.

            “Last Reported Sale Price” of the Common Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the NYSE MKT or the principal U.S. national or regional securities exchange on which the Common Shares are traded or, if the Common Shares are not traded on any U.S. national or regional securities exchange, the principal Canadian national or regional securities exchange on which the Common Shares are traded. If the Common Shares are not listed for trading on any U.S. or Canadian national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price per share for the Common Shares in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the Common Shares are not so quoted, the “Last Reported Sale Price” shall be the average of the mid-point of the last bid and ask prices per share for the Common Shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose.

            “Make-Whole Fundamental Change” means a Fundamental Change determined after giving effect to any exceptions to or exclusions from the definition thereof, but without regard to the proviso in clause (b) of the definition thereof.

            “Make-Whole Fundamental Change Company Notice” shall have the meaning specified in Section 14.03(b).

            “Market Disruption Event” means:

            (a) a failure by the primary U.S. or Canadian, as applicable, national or regional securities exchange on which the Common Shares are listed or admitted for trading to open for trading during its regular trading session; or

            (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the Common Shares for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Common Shares or in any options contracts or futures contracts relating to the Common Shares.

            “Maturity Date” means October 1, 2018.

            “Measurement Period” shall have the meaning specified in Section 14.01(b)(i).

            “New Shares” shall have the meaning specified in Section 14.07(e).

            “Nonpayment Default” shall have the meaning specified in Section 5.03(a)(2).

            “Note” or “Notes” shall have the meaning specified in the first paragraph of the recitals of this Indenture.

            “Note Register” shall have the meaning specified in Section 2.05(a).

            “Note Registrar” shall have the meaning specified in Section 2.05(a) ..

            “Notice of Conversion” shall have the meaning specified in Section 14.02(b).

            “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

            “Observation Period” with respect to any Note surrendered for conversion means:

            (i) if the relevant Conversion Date occurs prior to July 1, 2018, the 20 consecutive Trading Day period beginning on, and including, the second Trading Day immediately following such Conversion Date;

            (ii) if the relevant Conversion Date occurs on or after July 1, 2018, the 20 consecutive Trading Day period beginning on, and including, the 22nd Scheduled Trading Day immediately preceding the Maturity Date; and

            (iii) notwithstanding the foregoing, if the relevant Conversion Date occurs after the date of the issuance of a Redemption Notice as described under Section 16.01 or Section 16.02, but prior to the close of business on the Business Day immediately preceding the applicable

Redemption Date, the 20 consecutive Trading Day period beginning on, and including, the 22nd Scheduled Trading Day immediately preceding the applicable Redemption Date.

            “Offering Memorandum” means the preliminary offering memorandum dated August 19, 2013, as supplemented by the pricing term sheet dated August 19, 2013, relating to the offering and sale of the Notes.

            “Officer” means, with respect to the Company, the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Accounting Officer, the Chief Legal Officer, the General Counsel, the Treasurer, any assistant Treasurer, the Secretary, any Executive or Senior Vice President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”).

            “Officer’s Certificate,” when used with respect to the Company, means a certificate that is delivered to the Trustee and that is signed by an Officer of the Company. Each such certificate shall include the statements provided for in Section 17.06 if and to the extent required by the provisions of such Section. The Officer giving an Officer’s Certificate pursuant to Section 4.08 shall be the principal executive, financial or accounting officer of the Company.

            “open of business” means 9:00 a.m. (New York City time).

            “Opinion of Counsel” means an opinion in writing, reasonably acceptable to the Trustee, signed by legal counsel, who may be an employee of or counsel to the Company, and delivered to the Trustee, which opinion may contain customary exceptions and qualifications as to the matters set forth therein. Each such opinion shall include the statements provided for in Section 17.06 if and to the extent required by the provisions of such Section 17.06.

            “outstanding,” when used with reference to Notes, shall, subject to the provisions of Section 8.04, mean, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture, except:

            (a)      Notes theretofore canceled by the Trustee or accepted by the Trustee for cancellation;

            (b)      Notes, or portions thereof, that have become due and payable and in respect of which monies in the necessary amount shall have been deposited in trust with the Trustee or with any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent);

            (c)      Notes that have been paid pursuant to Section 2.06 or Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.06 unless proof satisfactory to the Trustee is presented that any such Notes are held by protected purchasers in due course;

            (d)      Notes converted pursuant to Article 14 and required to be cancelled pursuant to Section 2.08;

            (e)      Notes purchased by the Company pursuant to Section 2.10(b) (other than Notes purchased pursuant to cash-settled swaps or other derivatives); and

            (f)      Notes redeemed by the Company pursuant to Article 16.

            “Paying Agent” shall have the meaning specified in Section 4.02.

            “Payment Blockage Notice” shall have the meaning specified in Section 5.03(a)(2).

            “Payment Default” shall have the meaning specified in Section 5.03(a)(1) ..

            “Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

            “Physical Notes” means permanent certificated Notes in registered form issued in denominations of $1,000 principal amount and multiples thereof.

            “Physical Settlement” shall have the meaning specified in Section 14.02(k).

            “Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.06 in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.

            “Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Common Shares (or such other security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of Common Shares (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, statute, contract or otherwise).

            “Redemption Date” shall have the meaning specified in Section 16.01(a) or Section 16.02(a), as applicable.

            “Redemption Notice” shall have the meaning specified in Section 16.01(b) or Section 16.02(b), as applicable.

            “Redemption Price” means, with respect of any Notes to be redeemed by the Company under Section 16.01 or Section 16.02:

            (1)      100% of the principal amount of the Notes being redeemed; plus

            (2)      accrued and unpaid interest, if any, to, but not including, the Redemption Date,

unless such Redemption Date falls after a Regular Record Date but on or prior to the immediately following Interest Payment Date, in which case the Company shall instead pay the full amount of accrued and unpaid interest to the Holder of record as of the close of business on such Regular Record Date and the Redemption Price shall be 100% of the principal amount of Notes to be redeemed.

            “Reference Property” shall have the meaning specified in Section 14.07(a) ..

            “Regular Record Date,” with respect to any Interest Payment Date, shall mean the March 15 or September 15 (whether or not such day is a Business Day) immediately preceding the applicable April 1 or October 1 Interest Payment Date, respectively.

            “Relevant Taxing Jurisdiction” shall have the meaning specified in Section 2.11(a).

            “Representation Termination Date” shall have the meaning specified in Section 2.05(b).

            “Representative” means the indenture trustee or other trustee, agent or representative for any Senior Indebtedness; provided that, if no Representative has been appointed under the instrument governing any series of Senior Indebtedness, any holder or group of holders of such series of Senior Indebtedness certifying that it holds a percentage of such series of Senior Indebtedness sufficient to cause the acceleration thereof will be deemed a Representative.

            “Resale Restriction Termination Date” shall have the meaning specified in Section 2.05(b).

            “Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee having direct responsibility for the administration of this Indenture, including any vice president, assistant secretary, senior associate, associate, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or any other officer to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

            “Restricted Securities” shall have the meaning specified in Section 2.05(b).

            “Rule 144A” means Rule 144A as promulgated under the Securities Act.

            “Scheduled Trading Day” means a day that is scheduled to be a Trading Day on the NYSE MKT or, if the Common Shares are not then listed on the NYSE MKT, the principal U.S. national or regional securities exchange on which the Common Shares are listed or admitted for trading or, if the Common Shares are not so listed or admitted for trading on a U.S. national or regional securities exchange, the principal Canadian national or regional securities exchange on which the Common Shares are listed or admitted for trading. If the Common Shares are not so listed or admitted for trading, “Scheduled Trading Day” means a Business Day.

            “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

            “Senior Credit Facility” means that certain credit agreement, dated as of April 12, 2013, by and among B2Gold Corp., the guarantors party thereto, the lenders party thereto and Macquarie Bank Limited, as agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities) in whole or in part from time to time.

            “Senior Indebtedness” means:

            (1)      all Indebtedness of the Company outstanding under the Senior Credit Facility, all Hedging Obligations, all Treasury Management Arrangements and all Obligations with respect to any of the foregoing;

            (2)      any other Indebtedness of the Company outstanding on August 23, 2013 or thereafter created, incurred, assumed or guaranteed by the Company, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes; and

            (3)      all Obligations with respect to the items listed in the preceding clauses (1) and (2).

            Notwithstanding anything to the contrary in the preceding paragraph, Senior Indebtedness will not include:

            (1)      the Notes;

            (2)      any liability for federal, state, local or other taxes owed or owing by the Company;

            (3)      any intercompany Indebtedness of the Company or any of its Subsidiaries to the Company or any of its Affiliates; or

            (4)      any Indebtedness incurred for the purchase of goods or materials or for services obtained in the ordinary course of business (other than with the proceeds of revolving credit borrowings permitted by the Senior Credit Facility).

            “Settlement Amount” has the meaning specified in Section 14.02(a).

            “Settlement Method” shall have the meaning specified in Section 14.02(k) ..

            “Share Exchange Event” shall have the meaning specified in Section 14.07(a).

            “Share Price” shall have the meaning specified in Section 14.03(c).

            “Significant Subsidiary” means a Subsidiary of the Company that meets the definition of “significant subsidiary” in Article 1, Rule 1-02(w) of Regulation S-X under the Exchange Act.

            “Specified Dollar Amount” means, with respect to any conversion of Notes, the maximum cash amount per $1,000 principal amount of Notes to be received on conversion as specified (or deemed specified) in the notice specifying the Company’s chosen Settlement Method.

            “Spin-Off” shall have the meaning specified in Section 14.04(c).

            “Spin-Off Shares” shall have the meaning specified in Section 14.07(e) ..

            “Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

            “Successor Company” shall have the meaning specified in Section 11.01(a) ..

            “Tax Act” shall mean Income Tax Act (Canada).

            “Taxes” shall have the meaning specified in Section 2.11(a).

            “Termination of Trading” shall be deemed to occur if the Common Shares (or other common shares underlying the Notes) cease to be listed or quoted on any of the NYSE MKT, The New York Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market or The Toronto Stock Exchange (or any of their respective successors).

            “Trading Day” means, except for purposes of determining amounts due on conversion, a day on which:

            (i) trading in the Common Shares generally occurs on the NYSE MKT or, if the Common Shares are not then listed on the NYSE MKT, on the principal other U.S. national or regional securities exchange on which the Common Shares are then listed or, if the Common Shares are not then listed on a U.S. national or regional securities exchange, on the principal Canadian national or regional securities exchange on which the Common Shares are then listed; and

            (ii) a Last Reported Sale Price for the Common Shares is available on such securities exchange or market;

provided that if the Common Shares are not so listed or traded, “Trading Day” means a Business Day. For purposes of determining amounts due on conversion only, “Trading Day” means a day on which:

            (i) there is no Market Disruption Event; and

            (ii) trading in the Common Shares generally occurs on the NYSE MKT or, if the Common Shares are not then listed on the NYSE MKT, on the principal other U.S. national or regional securities exchange on which the Common Shares are then listed or, if the Common Shares are not then listed on a U.S. national or regional securities exchange, on the principal Canadian national or regional securities exchange on which the Common Shares are then listed;

provided that if the Common Shares are not so listed or traded, “Trading Day” means a Business Day.

            “Trading Price” of the Notes on any date of determination means the average of the secondary market bid quotations obtained by the Bid Solicitation Agent for $5,000,000 principal amount of Notes at approximately 3:30 p.m. (New York City time) on such determination date from three independent nationally recognized securities dealers the Company selects for this purpose; provided that if three such bids cannot reasonably be obtained by the Bid Solicitation Agent but two such bids are obtained, then the average of such two bids shall be used, and if only one such bid can reasonably be obtained by the Bid Solicitation Agent, that one bid shall be used. If the Bid Solicitation Agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of Notes from a nationally recognized securities dealer on any determination date, then the Trading Price per $1,000 principal amount of Notes on such determination date shall be deemed to be less than 98% of the product of the Last Reported Sale Price of the Common Shares and the applicable Conversion Rate.

            “transfer” shall have the meaning specified in Section 2.05(b).

            “Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services.

            “Trigger Event” shall have the meaning specified in Section 14.04(c) ..

            “Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended, as it was in force at the date of execution of this Indenture; provided, however, that if the U.S. Trust Indenture Act of 1939, as amended, as it was in force at August 23, 2013, is thereafter amended, the term “Trust Indenture Act” shall mean, to the extent required by such amendment, the U.S. Trust Indenture Act of 1939, as amended, as it was in force at August 23, 2013, as so further amended.

            “Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.

            “Unit of Reference Property” shall have the meaning specified in Section 14.07(a).

            “United States” and “U.S.” mean the United States of America.

            “Valuation Period” shall have the meaning specified in Section 14.04(c) ..

Section 1.02 . References to Interest. Unless the context otherwise requires, any reference to interest on, or in respect of, any Note in this Indenture shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to any of Section 4.06(d), Section 4.06(e) and Section 6.03. Unless the context otherwise requires, any express mention of Additional Interest in any provision hereof shall not be construed as excluding Additional Interest in those provisions hereof where such express mention is not made.

ARTICLE 2
ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES

Section 2.01 . Designation and Amount. The Notes shall be designated as the “3.25% Convertible Senior Subordinated Notes due 2018.” The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is initially limited to $258,750,000, subject to Section 2.10(a) and except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of other Notes pursuant to Section 2.05, Section 2.06, Section 2.07, Section 10.04, Section 14.02 and Section 15.04.

Section 2.02 . Form of Notes. The Notes and the Trustee’s certificate of authentication to be borne by such Notes shall be substantially in the respective forms set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made a part of this Indenture. To the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

            Any Global Note may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Indenture as may be required by the Custodian or the Depositary, or as may be required to comply with any applicable law or any regulation thereunder or with the rules and regulations of any securities exchange or automated quotation system upon which the Notes may be listed or traded or designated for issuance or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Notes are subject.

            Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the Officers executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.

            Each Global Note shall represent such principal amount of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate principal amount of outstanding Notes reflected on the books and records of the Trustee, the Note Registrar and the Depositary and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be increased or reduced on the books and records of the Trustee, the Note Registrar and the Depositary to reflect purchases, cancellations, conversions, redemptions, transfers or exchanges permitted hereby. Any changes in the books and records with respect to the Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in such manner and upon instructions given by the Holder of such Notes in accordance with this Indenture. Payment of principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of, and accrued and unpaid interest on, the Global Note shall be made to the Holder of such Note on the date of payment, unless a record date or other means of determining Holders eligible to receive payment is provided for herein.

Section 2.03 . Date and Denomination of Notes; Payments of Interest and Defaulted Amounts. (a) The Notes shall be issuable in registered form without coupons in denominations of $1,000 principal amount and multiples of $1,000 in excess thereof. Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of the Form of Note attached hereto as Exhibit A. Accrued interest on the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months.

                   (b) The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. Interest shall be payable at the office or agency of the Company maintained by the Company for such purposes in the Borough of Manhattan, The City of New York, which shall initially be the Corporate Trust Office. The Company shall pay or cause the Paying Agent to pay interest (i) on any Physical Notes (A) to Holders holding Physical Notes having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Notes at their address as it appears in the Note Register and (B) to Holders holding Physical Notes having an aggregate principal amount of more than $5,000,000, either by check mailed to such Holders or, upon application by such Holder to the Note Registrar not later than the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States, which application shall remain in effect until that Holder notifies, in writing, the Note Registrar to the contrary or (ii) on any Global Note by wire transfer of immediately available funds to the account of the Depositary or its nominee.

                   (c) Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the rate borne by the Notes plus one percent from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

                            (i)        The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a special record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of the Defaulted Amounts proposed to be paid on each Note and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Amounts or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Amounts as in this clause provided. Thereupon the Company shall fix a special record date for the payment of such Defaulted Amounts which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment, and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment (unless the Trustee shall consent to an earlier date). The Company shall promptly notify the Trustee of such special record date and the Trustee, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Amounts and the special record date therefor to be mailed, first-class postage prepaid, to each Holder at its address as it appears in the Note Register, in the case of Physical Notes, or delivered in accordance with the Depositary’s applicable procedures, in the case of Notes represented by a Global Note, in each case not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Amounts and the special record date therefor having been so mailed, such Defaulted Amounts shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.03(c) ..

                   (ii)        The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed satisfactory to the Trustee.

Section 2.04 . Execution, Authentication and Delivery of Notes. The Notes shall be signed in the name and on behalf of the Company by the manual or facsimile signature of one of its Officers.

            At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes, and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes, without any further action by the Company hereunder.

            Only such Notes as shall bear thereon a certificate of authentication substantially in the form set forth on the form of Note attached as Exhibit A hereto, executed manually by an authorized signatory of the Trustee (or an authenticating agent appointed by the Trustee as provided by Section 17.11), shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee (or such an authenticating agent) upon any Note executed by the Company shall be conclusive evidence that the Note so authenticated has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Indenture.

            In case any Officer of the Company who shall have signed any of the Notes shall cease to be such Officer before the Notes so signed shall have been authenticated and delivered by the

Trustee, or disposed of by the Company, such Notes nevertheless may be authenticated and delivered or disposed of as though the Person who signed such Notes had not ceased to be such Officer of the Company; and any Note may be signed on behalf of the Company by such persons as, at the actual date of the execution of such Note, shall be the Officers of the Company, although at the date of the execution of this Indenture any such Person was not such an Officer.

Section 2.05 . Exchange and Registration of Transfer of Notes; Restrictions on Transfer; Depositary.

            (a) The Company shall cause to be kept at the office of the Note Registrar and the Note Registrar agrees to keep a register (the register maintained in such office or in any other office or agency of the Company designated pursuant to Section 4.02, the “Note Register”) in which, subject to such reasonable regulations or procedures as it may prescribe, the Company shall provide for the registration of Notes and transfers of Notes. Such register shall be in written form or in any form capable of being converted into written form within a reasonable period of time. The Trustee is hereby initially appointed the “Note Registrar” for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint a successor Note Registrar without prior notice to the Holders. The Company may appoint one or more co-Note Registrars in accordance with Section 4.02. Upon surrender for registration of transfer of any Note to the Note Registrar or any co-Note Registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.05, the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

            Notes may be exchanged for other Notes of any authorized denominations and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at any such office or agency maintained by the Company pursuant to Section 4.02. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and deliver, the Notes that the Holder making the exchange is entitled to receive, bearing registration numbers not contemporaneously outstanding.

            All Notes presented or surrendered for registration of transfer or for exchange, repurchase or conversion shall (if so required by the Company, the Trustee, the Note Registrar or any co-Note Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed, by the Holder thereof or its attorney-in-fact duly authorized in writing.

            No service charge shall be imposed by the Company, the Trustee, the Note Registrar or any co-Note Registrar for any registration of exchange or transfer of Notes, but the Company or the Trustee may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax or charge required by law or permitted pursuant to Section 14.02(d).

            None of the Company, the Trustee, the Note Registrar or any co-Note Registrar shall be required to exchange or register a transfer of (i) any Notes surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion, (ii) any Notes, or a portion of any Note, surrendered for purchase (and not withdrawn) in accordance with Article 15 or (iii) any Notes, or a portion of any Note, called for redemption in accordance with Section 16.01 or Section 16.02.

            All Notes issued upon any registration of transfer or exchange of Notes in accordance with this Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange.So long as the Notes are eligible for book-entry settlement with the Depositary, unless otherwise required by law, subject to the fourth paragraph from the end of Section 2.05(b) all Notes shall be represented by one or more Notes in global form (each, a “Global Note”) registered in the name of the Depositary or the nominee of the Depositary. The transfer and exchange of beneficial interests in a Global Note that does not involve the issuance of a Physical Note, shall be effected through the Depositary (but not the Trustee or the Custodian) in accordance with this Indenture (including the restrictions on transfer set forth herein) and the procedures of the Depositary therefor.

            (b) Every Note that bears or is required under this Section 2.05(b) to bear the legend set forth in this Section 2.05(b) (together with any Common Shares issued on conversion of the Notes and required to bear the legend set forth in Section 2.05(c), collectively, the “Restricted Securities”) shall be subject to the restrictions on transfer set forth in this Section 2.05(b) (including the legend set forth below), unless such restrictions on transfer shall be eliminated or otherwise waived by written consent of the Company, and the Holder of each such Restricted Security, by such Holder’s acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 2.05(b) and Section 2.05(c), the term “transfer” encompasses any sale, pledge, transfer or other disposition whatsoever of any Restricted Security.

            Until the date (the “Resale Restriction Termination Date”) that is the later of (1) the date that is one year after the date of original issuance of the Notes, or such other period of time as permitted by Rule 144 under the Securities Act or any successor provision thereto, and (2) such later date, if any, as may be required by applicable law, any certificate evidencing such Note (and all securities issued in exchange therefor or substitution thereof, other than Common Shares, if any, issued on conversion thereof which shall bear the legend set forth in Section 2.05(c), if applicable) shall bear a legend in substantially the following form (unless such Notes have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continued to be effective at the time of such transfer, or sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company in writing, with notice thereof to the Trustee):

            THIS SECURITY AND THE COMMON SHARES, IF ANY, ISSUABLE ON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

            (1)        REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

            (2)        AGREES FOR THE BENEFIT OF THE COMPANY (AS DEFINED BELOW) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH OTHER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW EXCEPT:

            (A)        TO B2GOLD CORP. (THE “COMPANY”) OR ANY SUBSIDIARY THEREOF,

            (B)        PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OF THE COMPANY THAT COVERS THE RESALE OF THIS SECURITY OR SUCH COMMON SHARES,

            (C)        TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, IF AVAILABLE, OR

            (D)        PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

            PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(D) ABOVE THAT RESULTS IN ANY SECURITY CEASING TO BE A RESTRICTED SECURITY WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

            In addition, each Note will bear the following legend until no longer required by applicable Canadian securities laws:

            UNDER CANADIAN SECURITIES LAWS, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE ORIGINAL DISTRIBUTION DATE OF THE NOTES].

            No transfer of any Note prior to the Resale Restriction Termination Date will be registered by the Note Registrar unless the applicable box on the Form of Assignment and Transfer has been checked. Prior to the date one year after the last date of original issuance of the Notes or such other period of time as permitted by Rule 144 under the Securities Act or any successor provision thereunder, each purchaser of Notes (except if the Notes have been transferred pursuant to a registration statement that has been declared effective under the Securities Act and, at the time of such transfer, was effective, or previously sold in compliance with Rule 144 under the Securities Act) (the “Representation Termination Date”), will be deemed to have acknowledged, represented to and agreed with the Company that it is not an Affiliate of the Company.

            Any Note (or security issued in exchange or substitution therefor) as to which such restrictions on transfer shall have expired in accordance with their terms may, upon surrender of such Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.05, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the restrictive legend required by this Section 2.05(b) and shall not be assigned a restricted CUSIP number. The Company shall be entitled to instruct the Custodian in writing to so surrender any Global Note as to which such restrictions on transfer shall have expired in accordance with their terms for exchange, and, upon such instruction, the Custodian shall so surrender such Global Note for exchange; and any new Global Note so exchanged therefor shall not bear the restrictive legend specified in this Section 2.05(b) and shall not be assigned a restricted CUSIP number. The Company shall promptly notify the Trustee upon the occurrence of the Resale Restriction Termination Date and promptly after a registration statement, if any, with respect to the Notes or any Common Shares issued on conversion of the Notes has been declared effective under the Securities Act.

            Notwithstanding any other provisions of this Indenture (other than the provisions set forth in this Section 2.05(b)), a Global Note may not be transferred as a whole or in part except (i) by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary and (ii) for transfers of portions of a Global Note in certificated form made upon request of a member of, or a participant in, the Depositary (for itself or on behalf of a beneficial owner) by written notice given to the Trustee by or on behalf of the Depositary in accordance with customary procedures of the Depositary and in compliance with this Section 2.05(b).

            The Depositary shall be a clearing agency registered under the Exchange Act. The Company initially appoints The Depository Trust Company to act as the “Depositary” with respect to each Global Note. Initially, each Global Note shall be issued to the Depositary, registered in the name of Cede & Co., as the nominee of the Depositary, and deposited with the Trustee as custodian for Cede & Co.

            If:

            (i)        the Depositary notifies the Company at any time that the Depositary is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days;

              (ii)        the Depositary ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

              (iii)        an Event of Default with respect to the Notes has occurred and is continuing and a beneficial owner of any Note requests that its beneficial interest therein be issued as a Physical Note, the Company shall execute, and the Trustee, upon receipt of an Officer’s Certificate, Opinion of Counsel and a Company Order for the authentication and delivery of Notes, shall authenticate and deliver (x) in the case of clause (iii), a Physical Note to such beneficial owner in a principal amount equal to the principal amount of such Note corresponding such beneficial owner’s beneficial interest and (y) in the case of clause (i) or (ii), Physical Notes to each beneficial owner of the related Global Notes (or a portion thereof) in an aggregate principal amount equal to the aggregate principal amount of such Global Notes in exchange for such Global Notes, and upon delivery of the Global Notes to the Trustee such Global Notes shall be canceled or, if only a portion of such Global Notes are to be exchanged, the principal amount of outstanding Notes represented by such Global Notes shall be reduced on the books and records of the Trustee, the Note Registrar and the Depositary.

            Physical Notes issued in exchange for all or a part of the Global Note pursuant to this Section 2.05(b) shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. Upon execution and authentication, the Trustee shall deliver such Physical Notes to the Persons in whose names such Physical Notes are so registered.

            At such time as all interests in a Global Note have been converted, redeemed, canceled, purchased or transferred, such Global Note shall be, upon receipt thereof, canceled by the Trustee in accordance with standing procedures and existing instructions between the Depositary and the Custodian. At any time prior to such cancellation, if any interest in a Global Note is exchanged for Physical Notes, converted, redeemed, canceled, purchased or transferred to a transferee who receives Physical Notes therefor or any Physical Note is exchanged or transferred for part of such Global Note, the principal amount of such Global Note shall, in accordance with the standing procedures and instructions existing between the Depositary and the Custodian, be appropriately reduced or increased, as the case may be, and the change reflected on the books and records of the Trustee, the Note Registrar and the Depositary, by the Trustee or the Custodian, at the direction of the Trustee, to reflect such reduction or increase.

            Neither the Company, the Trustee nor any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                   (c) Until the Resale Restriction Termination Date, any share certificate representing Common Shares issued on conversion of a Note shall bear a legend in substantially the following form (unless the Note or such Common Shares have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continued to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or such Common Shares have been issued on conversion of Notes that have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continued to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company with written notice thereof to the Trustee and any transfer agent for the Common Shares):

            THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

            (1)        REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

            (2)        AGREES FOR THE BENEFIT OF THE COMPANY (AS DEFINED BELOW) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH OTHER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW EXCEPT:

            (A)        TO B2GOLD CORP. (THE “COMPANY”) OR ANY SUBSIDIARY THEREOF,

            (B)        PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OF THE COMPANY THAT COVERS THE RESALE OF THESE SECURITIES,

            (C)        TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, IF AVAILABLE, OR

            (D)        PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

            PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(D) ABOVE THAT RESULTS IN ANY SECURITY CEASING TO BE A RESTRICTED SECURITY WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT, THE COMPANY AND THE TRANSFER AGENT RESERVE THE RIGHT TO REQUIRE THE

DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

            Furthermore, while such legends are outstanding, each certificate representing Common Shares issued on conversion of the Notes, or in each such case an ownership statement issued under a direct registration system or other electronic book entry system acceptable to the relevant Canadian securities regulatory authority, shall also contain a legend substantially to the following effect:

            THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

provided that this legend may be removed at such time as the other legends described in this Section 2.05(c) are no longer required.

            In addition, each certificate representing Common Shares issued upon conversion of the Notes will bear the following legend until no longer required by applicable Canadian securities laws:

            UNDER CANADIAN SECURITIES LAWS, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE ORIGINAL DISTRIBUTION DATE OF THE NOTES].

            (d) Any such Common Shares as to which such restrictions on transfer shall have expired in accordance with their terms may, upon surrender of the certificates representing such Common Shares for exchange in accordance with the procedures of the transfer agent for the Common Shares, be exchanged for a new certificate or certificates for a like aggregate number of Common Shares, which shall not bear the applicable restrictive legend(s) required by Section 2.05(c).

            (e) Any Note or Common Shares issued on the conversion of a Note that is purchased or owned by any Affiliate of the Company may not be resold by such Affiliate unless registered under the Securities Act or resold pursuant to an exemption from the registration requirements of the Securities Act in a transaction that results in such Note or Common Shares, as the case may be, no longer being “restricted securities” (as defined under Rule 144 under the Securities Act). The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among members of, or participants in, the Depositary or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

              (f) Neither the Trustee nor any agent of the Trustee shall have any responsibility for any actions taken or not taken by the Depositary.

Section 2.06 . Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon its written request by Company Order the Trustee or an authenticating agent appointed by the Trustee shall authenticate and deliver, a new Note, bearing a registration number not contemporaneously outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen. In every case the applicant for a substituted Note shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless from any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, to the Trustee and, if applicable, to such authenticating agent evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

            The Trustee or such authenticating agent may authenticate any such substituted Note and deliver the same upon the receipt of such security or indemnity as the Trustee, the Company and, if applicable, such authenticating agent may require. Upon the issuance of any substitute Note, the Company or the Trustee may require the payment by the Holder of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. In case any Note that has matured or is about to mature or has been surrendered for redemption or required purchase or is about to be converted in accordance with Article 14 shall become mutilated or be destroyed, lost or stolen, the Company may, in its sole discretion, instead of issuing a substitute Note, pay or authorize the payment of or convert or authorize the conversion of the same (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment or conversion shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, evidence satisfactory to the Company, the Trustee and, if applicable, any Paying Agent or Conversion Agent evidence of their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

            Every substitute Note issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Notes duly issued hereunder. To the extent permitted by law, all Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment or conversion or repurchase of mutilated, destroyed, lost or stolen Notes and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment or conversion of negotiable instruments or other securities without their surrender.

Section 2.07 . Temporary Notes. Pending the preparation of Physical Notes, the Company may execute and the Trustee or an authenticating agent appointed by the Trustee shall, upon written request of the Company by Company Order, authenticate and deliver temporary Notes (printed or lithographed). Temporary Notes shall be issuable in any authorized denomination, and substantially in the form of the Physical Notes but with such omissions, insertions and variations as may be appropriate for temporary Notes, all as may be determined by the Company. Every such temporary Note shall be executed by the Company and authenticated by the Trustee or such authenticating agent upon the same conditions and in substantially the same manner, and with the same effect, as the Physical Notes. Without unreasonable delay, the Company shall execute and deliver to the Trustee or such authenticating agent Physical Notes (other than any Global Note) and thereupon any or all temporary Notes (other than any Global Note) may be surrendered in exchange therefor, at each office or agency maintained by the Company pursuant to Section 4.02 and the Trustee or such authenticating agent shall, upon receipt of a Company Order, authenticate and deliver in exchange for such temporary Notes an equal aggregate principal amount of Physical Notes. Such exchange shall be made by the Company at its own expense and without any charge therefor. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits and subject to the same limitations under this Indenture as Physical Notes authenticated and delivered hereunder.

Section 2.08 . Cancellation of Notes Paid, Converted, Etc. The Company shall cause all Notes surrendered for the purpose of payment, purchase (not including Notes purchased pursuant to cash-settled swaps or other derivatives), redemption, registration of transfer or exchange or conversion, if surrendered to any Person other than the Trustee (including any of the Company’s Agents, Subsidiaries or Affiliates), to be delivered to the Trustee for cancellation. All Notes delivered to the Trustee shall be canceled promptly by it, and no Notes shall be authenticated in exchange therefor except as expressly permitted by any of the provisions of this Indenture. The Trustee shall dispose of canceled Notes in accordance with its customary procedures and, after such disposition, shall deliver a certificate of such disposition to the Company, at the Company’s written request in a Company Order. If the Company or any of its Subsidiaries shall acquire any of the Notes, such acquisition shall not operate as a purchase or satisfaction of the indebtedness represented by such Notes unless and until the same are delivered to the Trustee for cancellation.

Section 2.09 . CUSIP Numbers. The Company in issuing the Notes may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in all notices issued to Holders as a convenience to such Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or on such notice, that reliance may be placed only on the other identification numbers printed on the Notes and that any redemption of Notes shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee in writing of any change in the “CUSIP” numbers.

Section 2.10 . Additional Notes; Purchases. (a) The Company may, from time to time, without notice to or consent of the Holders, reopen this Indenture and issue additional Notes hereunder with the same terms and with the same CUSIP number as the Notes initially issued hereunder (other than differences in the issue price and interest accrued prior to the issue date of such additional Notes) in an unlimited aggregate principal amount; provided that if any such additional Notes are not fungible with the Notes initially issued hereunder for U.S. federal income tax or securities law purposes, such additional Notes shall have one or more separate CUSIP numbers. Such additional Notes and the Notes initially issued hereunder shall rank equally and ratably and shall be treated as a single series for all purposes under this Indenture. Prior to the issuance of any such additional Notes, the Company shall deliver to the Trustee a Company Order, an Officer’s Certificate and an Opinion of Counsel, such Officer’s Certificate and Opinion of Counsel to cover such matters, in addition to those required by Section 17.06, as the Trustee shall reasonably request.

                   (b) The Company may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to the Company), repurchase Notes in the open market or otherwise, whether by the Company or its Subsidiaries or through a private or public tender or exchange offer or through counterparties to private agreements, including by cash-settled swaps or other derivatives. The Company shall cause any Notes so repurchased (other than Notes purchased pursuant to cash-settled swaps or other derivatives) to be surrendered to the Trustee for cancellation in accordance with Section 2.08, and they will no longer be considered outstanding under this Indenture upon their repurchase.

Section 2.11. Additional Amounts. (a) All payments or deliveries (whether on conversion, repurchase, redemption, maturity or otherwise, and whether in cash, Common Shares or Reference Property or otherwise), made by or on behalf of the Company under or with respect to the Notes shall be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter referred to as “Taxes”) imposed or levied by or on behalf of the government of Canada, any province or territory of Canada or any political subdivision or any authority or agency therein or thereof having power to tax (each, a “Relevant Taxing Jurisdiction”), unless such Person is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

                          (b)        If the Company is so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment or delivery made under or with respect to the Notes, the Company shall pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by a Holder or beneficial owner of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder or beneficial owner of Notes would have received if such Taxes (including Taxes on any Additional Amounts) had not been withheld or deducted; provided, however, that the foregoing obligations to pay Additional Amounts shall not apply to:

              (1)        any Canadian withholding Taxes imposed on a payment to a Holder or beneficial owner of Notes by reason of the Company not dealing at arm’s length (within the meaning of the Tax Act) with such Holder or beneficial owner of Notes at the time of the payment;

            (2)        any Canadian withholding Taxes imposed on a payment to a Holder or beneficial owner of Notes by reason of such Holder or beneficial owner being a “specified shareholder” of the Company (as defined in subsection 18(5) of the Tax Act) or by reason of such Holder or beneficial owner not dealing at arm’s length with a specified shareholder of the Company;

            (3)        any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant Holder or beneficial owner of Notes and the Relevant Taxing Jurisdiction including, for greater certainty and without limitation, being or having been a citizen, resident or national thereof, or being or having been present or engaged in a trade or business therein or maintaining a permanent establishment or other physical presence in or otherwise having some connection with the Relevant Taxing Jurisdiction (other than a connection from the mere acquisition, ownership or holding of such Note or a beneficial interest therein or the enforcement of rights thereunder or the receipt of any payment in respect thereof);

            (4)        any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;

            (5)        any deduction or withholding of Taxes on a payment if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

              (6)        any Taxes imposed by reason of the Holder’s or beneficial owner’s failure, after a request by the Company, to comply with any certification, documentation, information or other evidentiary requirement concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Taxing Jurisdiction if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes to which such Holder or beneficial owner is entitled;

              (7)        any tax, assessment or other governmental charge which would have been avoided by such Holder or beneficial owner by presenting the relevant Note (if presentation is required) to another Paying Agent (if there is one); or

              (8)        any combination of any of the above clauses (any Taxes imposed by a Relevant Taxing Jurisdiction that are not excluded pursuant to any of the above clauses are referred to as “Indemnified Taxes”).

             (c)        The Company shall make any required withholding or deduction and remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. Upon request, the Company shall provide the Trustee on behalf of Holders and beneficial owners of Notes (and the Trustee shall forthwith provide Holders and beneficial owners of Notes) with official receipts or other documentation evidencing the payment of the Taxes with respect to which Additional Amounts are paid.

            (d)      If the Company is or will become obligated to pay Additional Amounts under or with respect to any payment or delivery made on the Notes, at least 30 days prior to the date of such payment or delivery (unless such obligation to pay Additional Amounts arises after the 30th day prior to such date, in which case it shall be promptly thereafter), the Company shall deliver to the Trustee and the Paying Agent (if different) an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to Holders or beneficial owners on the relevant payment or delivery date.

            (e)      Whenever in this Indenture there is mentioned in any context: (1) the payment of principal; (2) Redemption Price or Fundamental Change Repurchase Price in connection with a redemption or repurchase of Notes upon a Fundamental Change; (3) interest; or (4) any other amount payable on or with respect to any of the Notes (including amounts payable on conversion), such reference shall be deemed to include payment of Additional Amounts as described under this Section 2.11 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

            (f)      The Company a shall indemnify and hold harmless a Holder or beneficial owner of the Notes for the amount of any Indemnified Taxes (including, for greater certainty, taxes payable pursuant to Regulation 803 of the Income Tax Regulations (Canada)) levied or imposed and paid by such Holder or beneficial owner as a result of payments or deliveries made under or with respect to the Notes, any liability (including penalties, interest, additions to tax and expenses) arising therefrom or with respect thereto, and any Taxes levied or imposed and paid by such Holder or beneficial owner of the Notes with respect to any reimbursement under this Section 2.11(f).

            (g)      The Company shall pay any present or future stamp, court or documentary taxes or any other excise, property or similar Taxes, charges or levies that arise in any Relevant Taxing Jurisdiction from the execution, delivery, enforcement or registration of the Notes, this Indenture or any other document or instrument in relation thereof, or the receipt of any payments or deliveries with respect to the Notes and the Company shall indemnify the Holders and beneficial owners of Notes for any such amounts (including penalties, interest and other liabilities related thereto) paid by such Holders or beneficial owners.

            (h)      The obligations described in this Section 2.11 will survive any termination or discharge of this Indenture.

ARTICLE 3
SATISFACTION AND DISCHARGE

Section 3.01 . Satisfaction and Discharge. This Indenture shall, upon request of the Company contained in an Officer’s Certificate, cease to be of further effect, and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when:

            (a)

            (i) all Notes theretofore authenticated and delivered (other than (x) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.06 and (y) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 4.04(d)) have been delivered to the Trustee for cancellation; or

            (ii) the Company has deposited with the Trustee or delivered to Holders, as applicable, after all the Notes have become due and payable, whether at the Maturity Date, at any Fundamental Change Repurchase Date or at any Redemption Date, and/or have been converted (and the related Settlement Amounts have been determined), cash and/or Common Shares, if any (solely to satisfy the Company’s Conversion Obligation, if applicable), as applicable, sufficient to pay all of the outstanding Notes and/or satisfy all conversions, as the case may be, and pay all other sums due and payable under this Indenture by the Company; and

           (b)      the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 7.06 shall survive.

ARTICLE 4
PARTICULAR COVENANTS OF THE COMPANY

Section 4.01 . Payment of Principal and Interest. The Company covenants and agrees that it will cause to be paid the principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of, or Settlement Amount owed on conversion, and accrued and unpaid interest on, each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes.

Section 4.02 . Maintenance of Office or Agency. The Company will maintain in the Borough of Manhattan, The City of New York, an office or agency where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase (“Paying Agent”) or for conversion (“Conversion Agent”) and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office or the office or agency of the Trustee in the Borough of Manhattan, The City of New York.

            The Company may also from time to time designate as co-Note Registrars one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York, for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The terms “Paying Agent” and “Conversion Agent” include any such additional or other offices or agencies, as applicable.

            The Company hereby initially designates the Trustee as the Paying Agent, Note Registrar, Custodian and Conversion Agent and the Corporate Trust Office and the office or agency of the Trustee in the Borough of Manhattan, The City of New York, each shall be considered as one such office or agency of the Company for each of the aforesaid purposes.

Section 4.03 . Appointments to Fill Vacancies in Trustee’s Office. The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 7.09, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 4.04 . Provisions as to Paying Agent. If the Company shall appoint a Paying Agent other than the Trustee, the Company will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 4.04:

              (i) that it will hold all sums held by it as such agent for the payment of the principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of, and accrued and unpaid interest on, the Notes in trust for the benefit of the Holders of the Notes;

              (ii) that it will give the Trustee prompt notice of any failure by the Company to make any payment of the principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of, and accrued and unpaid interest on, the Notes when the same shall be due and payable; and

              (iii) that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust.

            The Company shall, by 11:00 A.M. (New York City time) on each due date of the principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of, or accrued and unpaid interest on, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) or accrued and unpaid interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of any failure to take such action.

            (b) If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of, and accrued and unpaid interest on, the Notes, set aside, segregate and hold in trust for the benefit of the Holders of the Notes a sum sufficient to pay such principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) and accrued and unpaid interest so becoming due and will promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any payment of the principal (including the Fundamental Change Repurchase Price or Redemption Price, if

applicable) of, or accrued and unpaid interest on, the Notes when the same shall become due and payable.

            (c) Anything in this Section 4.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay, cause to be paid or deliver to the Trustee all sums or amounts held in trust by the Company or any Paying Agent hereunder as required by this Section 4.04, such sums or amounts to be held by the Trustee upon the trusts herein contained and upon such payment or delivery by the Company or any Paying Agent to the Trustee, the Company or such Paying Agent shall be released from all further liability but only with respect to such sums or amounts.

            (d) Any money and Common Shares deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of, and accrued and unpaid interest on, any Note and remaining unclaimed for two years after such principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) or interest has become due and payable shall be paid to the Company on request of the Company contained in an Officer’s Certificate, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money and Common Shares, and all liability of the Company as trustee thereof, shall thereupon cease.

Section 4.05 . Anti-Layering. The Company shall not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinated or junior in right of payment to any Senior Indebtedness and senior in right of payment to the Notes. No such Indebtedness will be considered to be contractually subordinated or junior in right of payment to any Senior Indebtedness by virtue of being unsecured or by virtue of being secured on a junior priority basis.

Section 4.06 . Rule 144A Information Requirement and Annual Report and Additional Interest. (a) At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company shall, so long as any of the Notes or any Common Shares issued on conversion thereof shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide to the Trustee and shall, upon written request, provide to any Holder, beneficial owner or prospective purchaser of such Notes or any Common Shares issued on conversion of such Notes the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Notes or Common Shares pursuant to Rule 144A under the Securities Act. For as long as any Notes or any Common Shares issued on conversion thereof shall, at such time, constitute “restricted securities,” the Company shall take such further action as any Holder or beneficial owner of such Notes or such Common Shares may reasonably request to the extent from time to time required to enable such Holder or beneficial owner to sell such Notes or Common Shares in accordance with Rule 144A under the Securities Act, as such rule may be amended from time to time.

            (b) The Company shall file with the Trustee within 15 days after the same are required to be filed with the Commission, copies of any documents or reports that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). Any such document or report that the Company files with the Commission via the Commission’s EDGAR system shall be deemed to be filed with the Trustee for purposes of this Section 4.06(b) as of the time such documents are filed via the EDGAR system; provided that the Trustee shall have no responsibility to determine whether such filing has occurred.

            (c) Delivery of the reports and documents described in Section 4.06(b) to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely on an Officer’s Certificate).

            (d) If, at any time during the six-month period beginning on, and including, the date that is six months after the last date of original issuance of the Notes, the Company fails to timely file any document or report that it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, as applicable, or the Notes are not otherwise freely tradable by Holders other than Affiliates of the Company or Holders that were Affiliates of the Company at any time during the three months preceding (as a result of restrictions pursuant to securities laws or the terms of this Indenture or the Notes), the Company shall pay Additional Interest on the Notes. Such Additional Interest shall accrue on the Notes at a rate equal to (i) 0.25% per annum of the principal amount of the Notes outstanding for each day during the first 90-day period for which the Company’s failure to file has occurred and is continuing or the Notes are not otherwise freely tradable by Holders other than Affiliates of the Company or Holders that were Affiliates of the Company at any time during the three months preceding and (ii) 0.50% per annum of the principal amount of the Notes outstanding for each day during the subsequent 90-day period for which the Company’s failure to file has occurred and is continuing or the Notes are not otherwise freely tradable by Holders other than Affiliates of the Company or Holders that were Affiliates of the Company at any time during the three months preceding. As used in this Section 4.06(d), documents or reports that the Company is required to “file” with the Commission pursuant to Section 13 or 15(d) of the Exchange Act does not include documents or reports that the Company furnishes to the Commission pursuant to Section 13 or 15(d) of the Exchange Act.

            (e) If, and for so long as, the restrictive legend on the Notes specified in Section 2.05(b) has not been removed, the Notes are assigned a restricted CUSIP or the Notes are not otherwise freely tradable by Holders other than Affiliates of the Company or Holders that were Affiliates of the Company at any time during the three months preceding (without restrictions pursuant to securities law or the terms of this Indenture or the Notes) as of the 365th day after the last date of original issuance of the Notes, the Company shall pay Additional Interest on the Notes at a rate equal to 0.50% per annum of the principal amount of Notes outstanding until the restrictive legend on the Notes has been removed, the Notes are assigned an unrestricted CUSIP and the Notes are freely tradable by Holders other than Affiliates of the Company or Holders that were Affiliates of the Company at any time during the three months preceding.

            (f) Additional Interest pursuant to Section 4.06(d) or Section 4.06(e) shall be payable in arrears on each Interest Payment Date following accrual in the same manner as regular interest on the Notes. Additional Interest pursuant to Section 4.06(d) or Section 4.06(e) shall be payable in addition to any Additional Interest pursuant to Section 6.03.

            (g) If Additional Interest is payable by the Company pursuant to Section 4.06(d) or Section 4.06(e), the Company shall deliver to the Trustee an Officer’s Certificate to that effect stating (i) the amount of such Additional Interest that is payable and (ii) the date on which such Additional Interest is payable. Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such a certificate, the Trustee may assume without inquiry that no such Additional Interest is payable. If the Company has paid Additional Interest directly to the Persons entitled to it, the Company shall deliver to the Trustee an Officer’s Certificate setting forth the particulars of such payment.

Section 4.07 . Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law that would prohibit or forgive the Company from paying all or any portion of the principal of or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Indenture; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.08 . Compliance Certificate; Statements as to Defaults. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 2013) an Officer’s Certificate stating whether or not the signers thereof have knowledge of any Default that occurred during the previous fiscal year and, if so, specifying each such Default and the nature thereof.

            In addition, the Company shall deliver to the Trustee, within 30 days after the occurrence of any Event of Default or Default, an Officer’s Certificate setting forth the details of such Event of Default or Default, its status and the action that the Company is taking or proposes to take with respect thereto.

Section 4.09 . Further Instruments and Acts. Upon request of the Trustee, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

ARTICLE 5
SUBORDINATION

Section 5.01 . Agreement to Subordinate. The Company agrees, and each Holder by accepting a Note agrees, that the Indebtedness evidenced by the Notes is subordinated in right of payment, to the extent and in the manner provided in this Article 5, to the prior payment in full, in cash or other payment satisfactory to the holders of Senior Indebtedness, of all Senior Indebtedness, including Senior Indebtedness created, incurred, assumed or guaranteed after the date hereof, and that the subordination as set out in this Article is for the benefit of, and enforceable by, the holders of Senior Indebtedness and any proper Representative thereof.

Section 5.02 . Liquidation; Dissolution; Bankruptcy.

            (a)      Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, in an assignment for the benefit of creditors or any marshaling of the Company’s assets and liabilities:

              (1)        holders of Senior Indebtedness will be entitled to receive payment in full, in cash or other payment satisfactory to such holders, of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Indebtedness) before the Holders of Notes will be entitled to receive any payment of principal of and interest on, the Fundamental Change Repurchase Price of, the Redemption Price of, or the cash portion of the Settlement Amount (if the Company has elected Cash Settlement or Combination Settlement) on conversion of the Notes; and

              (2)        until all Obligations with respect to Senior Indebtedness (as provided in clause (1) above) are paid in full, any distribution to which Holders would be entitled but for this Article 5 will be made to holders of Senior Indebtedness, as their interests may appear.

            (b)      To the extent any payment of Senior Indebtedness is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar person under any bankruptcy, reorganization, insolvency, receivership or similar proceeding, the Senior Indebtedness or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred and the provisions of this Article 5 will be applied accordingly.

Section 5.03 . Default on Designated Senior Indebtedness.

            (a)      The Company may not make, directly or indirectly through any Subsidiary or other person, any payment or distribution to the Trustee or any Holder in respect of Obligations with respect to the Notes, and may not acquire from the Trustee or any Holder any Notes for cash or property if:

              (1)      a default in the payment of principal, premium, if any, interest or any other Obligation due on any series of Designated Senior Indebtedness (a “Payment Default”) occurs and is continuing (including, without limitation, a payment that has become due as a result of the acceleration of any series of Designated Senior Indebtedness); or

              (2)      any other default (a “Nonpayment Default”) occurs and is continuing on any series of Designated Senior Indebtedness that permits holders of such series of Designated Senior Indebtedness to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Company or a

Representative of such holders. The Trustee shall promptly deliver a copy of any Payment Blockage Notice received by it to the Company and the Company shall promptly deliver such copy to all holders of Designated Senior Indebtedness. If the holders of a majority in principal amount of all Designated Senior Indebtedness outstanding at the time such Payment Blockage Notice is delivered to the Company shall, within 10 days of their receipt thereof, deliver to the Company and the Trustee a notice rescinding such Payment Blockage Notice, such Payment Blockage Notice shall be deemed not to have been delivered for all purposes of the Indenture. If the Trustee receives any such Payment Blockage Notice, no subsequent Payment Blockage Notice will be effective for purposes of this Section 5.03 unless and until at least 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice.

            No Nonpayment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee may be, or may be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

            (b)      The Company may and will resume payments on and distributions in respect of the Notes and may acquire Notes, upon the earlier of:

            (1)      in the case of a Payment Default, upon the date upon which such default is cured or waived; and

            (2)      in the case of a Nonpayment Default, upon the earlier of the date on which such Nonpayment Default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any series of Designated Senior Indebtedness has been accelerated (in which event the foregoing subclause (1) shall apply), if this Article 5 otherwise permits such payment, distribution or acquisition at the time of such payment, distribution or acquisition.

Section 5.04 . Acceleration of Notes. The Company shall promptly notify holders of Designated Senior Indebtedness of any such acceleration because of an Event of Default. If payment of the Notes is accelerated because of an Event of Default and amounts owing are outstanding under any Designated Senior Indebtedness, the Company may not make, directly or indirectly through any Subsidiary or other person, any payment or distribution to the Trustee (other than with respect to fees and expenses payable to the Trustee) or any Holder in respect of Obligations with respect to the Notes, and may not acquire from the Trustee or any Holder any Notes for cash or property, until the earlier of (x) five Business Days after the Representative of each series of Designated Senior Indebtedness receives notice of such acceleration and (y) the acceleration of all Designated Senior Indebtedness and, thereafter, may pay the Notes only if this Article 5 otherwise permits payment at that time.

Section 5.05 . When Distribution Must Be Paid Over. In the event that the Trustee or any Holder of the Notes receives any payment of any Obligations with respect to the Notes at a time when the payment is prohibited by Section 5.03 or Section 5.04, the Trustee or such Holder, as the case may be, shall hold the payment in trust for the benefit of the holders of Senior Indebtedness.

Upon the proper written request of the holders of the Senior Indebtedness, the Trustee or such Holder, as the case may be, shall deliver the amounts in trust to the holders of Senior Indebtedness or their proper Representative. With respect to the holders of Senior Indebtedness, the Trustee undertakes to perform only those obligations on the part of the Trustee as are specifically set forth in this Article 5, and no implied covenants or obligations with respect to the holders of Senior Indebtedness will be read into this Indenture against the Trustee. The Trustee will not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness, and will not be liable to any such holders if the Trustee pays over or distributes to or on behalf of Holders or the Company or any other person money or assets to which any holders of Senior Indebtedness are then entitled by virtue of this Article 5, except if such payment is made as a result of the willful misconduct or gross negligence of the Trustee.

Section 5.06 . Notice by Company. The Company shall promptly notify the Trustee and the Paying Agent (if other than the Trustee) of any facts known to the Company that would cause a payment of any Obligations with respect to the Notes to violate this Article 5, but failure to give such notice will not affect the subordination of the Notes to the Senior Indebtedness as provided in this Article 5.

Section 5.07 . Subrogation. After all Senior Indebtedness is paid in full and until the Notes are paid in full, Holders of Notes will be subrogated (equally and ratably with all other Indebtedness pari passu with the Notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the Holders of Notes have been applied to the payment of Senior Indebtedness. A distribution made under this Article 5 to holders of Senior Indebtedness that otherwise would have been made to Holders of Notes is not, as between the Company and Holders, a payment by the Company on the Notes.

Section 5.08 . Relative Rights. This Article 5 defines the relative rights of Holders of Notes and holders of Senior Indebtedness. Nothing in this Indenture will:

            (1)      impair, as between the Company and Holders of Notes, the obligation of the Company, which is absolute and unconditional, to pay principal of, and interest, if any, on, the Fundamental Change Repurchase Price of, the Redemption Price of, and to pay or deliver any amount due on conversion of, the Notes in accordance with their terms;

            (2)      affect the relative rights of Holders of Notes and creditors of the Company other than their rights in relation to holders of Senior Indebtedness; or

            (3)      prevent the Trustee or any Holder of Notes from exercising its available remedies upon a Default or Event of Default, subject to the rights of holders and owners of Senior Indebtedness to receive distributions and payments otherwise payable to Holders of Notes.

            If the Company fails because of this Article 5 to pay principal of, or interest, if any, on, the Fundamental Change Repurchase Price of, the Redemption Price of or to pay or deliver any amount due on conversion of, the Notes in accordance with their terms, the failure is still a Default or Event of Default.

Section 5.09 Subordination May Not Be Impaired by Company. No right of any holder of Senior Indebtedness to enforce the subordination of the Indebtedness evidenced by the Notes may be impaired by any act or failure to act by the Company or any Holder or by the failure of the Company or any Holder to comply with this Indenture.

Section 5.10 . Distribution or Notice to Representative or Holders of Senior Indebtedness. Whenever a distribution is to be made or a notice given to holders of any series of Senior Indebtedness, the distribution may be made and the notice given to their Representative, if they have appointed one, and if no Representative has been appointed by the holders of any series of Senior Indebtedness, such distribution or notice shall be made or given directly to such holders.

            Upon any payment or distribution of assets of the Company referred to in this Article 5, the Trustee and the Holders of Notes will be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such Representative or of the liquidating trustee or agent or other person making any distribution to the Trustee or to the Holders of Notes for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other Indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 5.

Section 5.11 . Rights of Trustee and Paying Agent. Notwithstanding the provisions of this Article 5 or any other provision of this Indenture, the Trustee will not be charged with knowledge of the existence of any facts that would prohibit the making of any payment or distribution by the Trustee, and the Trustee and the Paying Agent may continue to make payments on the Notes, unless the Trustee has received at its Corporate Trust Office at least three Business Days prior to the date of such payment written notice of facts that would cause the payment of any Obligations with respect to the Notes to violate this Article 5, except for any acceleration of the Notes prior to making any such payment or distribution which is known by any officer of the Trustee prior to making any such payment or distribution. The notice may only be given by the Company or a Representative. For the avoidance of doubt, no such notice shall constitute a Payment Blockage Notice unless delivered in accordance with Section 5.03. Nothing in this Article 5 will impair the claims of, or payments to, the Trustee under or pursuant to Section 7.06.

            The Trustee in its individual or any other capacity may hold Senior Indebtedness with the same rights it would have if it were not Trustee. Any Registrar, any Paying Agent, any Conversion Agent, any Bid Solicitation Agent and their successors hereunder may do the same with like rights.

Section 5.12 . Authorization to Effect Subordination; Filing Proof of Claim. Each Holder of Notes, by the Holder’s acceptance thereof, authorizes and directs the Trustee on such Holder’s behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 5, and appoints the Trustee to act as such Holder’s attorney-in-fact for any and all such purposes. If the Trustee does not file a proper proof of claim or proof of debt in the form required in any proceeding referred to in Section 6.07 at least 30 days before the expiration of the time to file such claim, the holders of Senior Indebtedness or any Representative are hereby authorized to file an appropriate claim for and on behalf of the Holders of the Notes.

Section 5.13 . Reliance and Amendments.

              (a) Each Holder of Notes by its acceptance thereof acknowledges and agrees that the subordination provisions set forth in this Article 5 are, and are intended to be, an inducement and a consideration for each holder of any Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the issuance of the Notes, to acquire and continue to hold, or to continue to hold, such Senior Indebtedness, and such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold or in continuing to hold such Senior Indebtedness.

              (b) The provisions of this Article 5 may not be amended or modified without the written consent of the holders of all Senior Indebtedness.

Section 5.14 . No Waiver of Subordination Provisions. Without in any way limiting the generality of Section 5.09, the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the Trustee or the Holders, without incurring responsibility to the Holders and without impairing or releasing the subordination provided in this Article 5 or the obligations hereunder of the Holders to the holders of Senior Indebtedness, do any one or more of the following:

              (a) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Senior Indebtedness, or otherwise amend or supplement in any manner Senior Indebtedness or any instrument evidencing the same or any agreement under which Senior Indebtedness is outstanding;

              (b) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Indebtedness;

              (c) release any person liable in any manner for the collection of Senior Indebtedness; and

              (d) exercise or refrain from exercising any rights against the Company and any other person.

Section 5.15 . Contesting Security. The Trustee, for itself and on behalf of the Holders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Indebtedness, any guarantees or security documents granted by the Company or any of its Subsidiaries as security for the Senior Indebtedness, or the relative priority of such guarantees and security documents.

ARTICLE 6
DEFAULTS AND REMEDIES

Section 6.01 . Events of Default. The following events shall be “Events of Default” with respect to the Notes:

              (a) default in any payment of interest on any Note when due and payable, and the default continues for a period of 30 days, whether or not such payment is prohibited by Article 5;

              (b) default in the payment of principal of any Note when due and payable on the Maturity Date, upon optional redemption pursuant to Section 16.01 or Section 16.02, upon declaration of acceleration or otherwise, whether or not such payment is prohibited by Article 5;

              (c) failure by the Company to pay the Fundamental Change Repurchase Price on any Fundamental Change Repurchase Date, if the Fundamental Change Repurchase Condition has been satisfied prior to such date, whether or not such payment is prohibited by Article 5;

              (d) failure by the Company to satisfy the Fundamental Change Repurchase Condition prior to any Fundamental Change Repurchase Date;

              (e) failure by the Company to comply with its obligation to convert the Notes in accordance with this Indenture upon exercise of a Holder’s conversion right, whether or not any cash payment due on conversion is prohibited by Article 5;

              (f) failure by the Company to issue a Fundamental Change Company Notice in accordance with Section 15.02(c) or notice of a specified corporate transaction in accordance with Section 14.01(b)(ii) or (iii), in each case when due;

              (g) a Termination of Trading occurs;

              (h) failure by the Company to comply with its obligations under Article 11;

              (i) failure by the Company for 60 days after written notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding (a copy of which notice, if given by Holders, is also to be given to the Trustee) has been received by the Company to comply with any of its other agreements contained in the Notes or this Indenture;

              (j) default by the Company or any Subsidiary of the Company with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed having a principal amount in excess of $20,000,000 (or its foreign currency equivalent) in the aggregate of the Company and/or any Subsidiary, whether such indebtedness exists on the date hereof or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay such amount of the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise if such default is not cured or waived, or such acceleration is not rescinded, in each case, within 30 days;

              (k) a final judgment for the payment of $20,000,000 (or its foreign currency equivalent) or more (excluding any amounts covered by insurance) rendered against the Company or any Subsidiary of the Company, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

            (l) the Company or any Significant Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or any such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any such Significant Subsidiary or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

            (m)an involuntary case or other proceeding shall be commenced against the Company or any Significant Subsidiary seeking liquidation, reorganization or other relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 consecutive days.

Section 6.02. Acceleration; Rescission and Annulment. In case one or more Events of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), then, and in each and every such case (other than an Event of Default specified in Section 6.01(l) or Section 6.01(m) with respect to the Company (and not with respect to a Significant Subsidiary) and subject to Section 6.03), unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding determined in accordance with Section 8.04, by notice in writing to the Company (and to the Trustee if given by Holders), may, and the Trustee, at the request of such Holders shall, declare 100% of the principal of, and accrued and unpaid interest, if any, on, all the Notes to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable, anything in this Indenture or in the Notes contained to the contrary notwithstanding. If an Event of Default specified in Section 6.01(l) or Section 6.01(m) with respect to the Company (and not with respect to a Significant Subsidiary) occurs and is continuing, 100% of the principal of, and accrued and unpaid interest, if any, on, all Notes shall become automatically immediately due and payable.

            The immediately preceding paragraph, however, is subject to the conditions that if, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay accrued and unpaid interest upon all Notes and the principal of any and all Notes that shall have become due otherwise than by acceleration (with interest on overdue installments of accrued and unpaid interest, and on such principal at the rate borne by the Notes) and amounts due to the Trustee pursuant to Section 7.06, and if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) any and all existing Events of Default under this Indenture, other than the nonpayment of the principal of and accrued and unpaid interest, if any, on Notes that shall have become due solely by such acceleration, shall have been cured or waived or otherwise remedied pursuant to Section 6.09, then and in every such case (except as provided in the immediately succeeding sentence) the Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and to the Trustee, may waive all Defaults or Events of Default with respect to the Notes and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal of, or accrued and unpaid interest on, any Notes, (ii) a failure to repurchase any Notes when required or (iii) a failure to pay or deliver, as the case may be, the consideration due on conversion of the Notes.

            Notwithstanding anything in this Indenture or in the Notes to the contrary, if the Fundamental Change Repurchase Condition has been satisfied prior to such date, the Company may elect to cure an Event of Default specified in Section 6.01(g) by offering to purchase the outstanding Notes pursuant to Article 15 as if the occurrence of such Event of Default were an occurrence of a Fundamental Change. To make this election, the Company must send a notice setting out the terms of the purchase offer within a 20 Business Day grace period after the occurrence of such Event of Default, which notice shall be deemed a Fundamental Change Repurchase Notice for the purposes of the Fundamental Change offer. During such 20 Business Day grace period, Holders and the Trustee may not exercise any remedies or institute enforcement proceedings with respect to the Notes or the Indenture (or the related obligations) arising from the occurrence of such Event of Default, including, without limitation, acceleration of the Notes, or institute any insolvency proceedings with respect to the Company or any of its Subsidiaries.

Section 6.03. Additional Interest. Notwithstanding anything in this Indenture or in the Notes to the contrary, to the extent the Company elects, the sole remedy for an Event of Default relating to the Company’s failure to comply with its obligations set forth in Section 4.06(b) shall, after the occurrence of such an Event of Default, consist exclusively of the right to receive Additional Interest on the Notes at a rate equal to (i) 0.25% per annum of the principal amount of the Notes outstanding for each day during the first 90-day period on which such Event of Default is continuing beginning on, and including, the date on which such an Event of Default first occurs and (ii) 0.50% per annum of the principal amount of the Notes outstanding for each day during the subsequent 90-day period on which such Event of Default is continuing (in each case, in addition to any Additional Interest that may accrue pursuant to Section 4.06(d) or Section 4.06(e)).

            If the Company so elects, such Additional Interest shall be payable in the same manner and on the same dates as regular interest on the Notes. On the 180th day after such Event of Default (if the Event of Default relating to the Company’s failure to comply with its obligations set forth in Section 4.06(b) is not cured or waived prior to such 180th day), the Notes will be subject to acceleration as provided in Section 6.02. No Additional Interest shall accrue after such 180th day, regardless of whether such failure has occurred or is continuing. In the event the

Company does not elect to pay Additional Interest following an Event of Default in accordance with this Section 6.03, or the Company elects to make such payment but does not pay the Additional Interest when due, the Notes shall immediately be subject to acceleration as provided in Section 6.02.

            In order to elect to pay Additional Interest as the sole remedy during the first 180 days after the occurrence of any Event of Default relating to the Company’s failure to comply with its obligations set forth in Section 4.06(b), the Company must notify all Holders of the Notes, the Trustee and the Paying Agent (if other than the Trustee) of such election prior to the beginning of such 180-day period. Upon the Company’s failure to timely give such notice, the Notes shall be immediately subject to acceleration as provided in Section 6.02.

            The provisions of this Section 6.03 shall not affect the rights of the Holders in the event of the occurrence of any other Event of Default.

Section 6.04 . Payments of Notes on Default; Suit Therefor. If an Event of Default described in clause (a), (b), (c) or (e) of Section 6.01 shall have occurred, the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of the Notes, the whole amount then due and payable on the Notes for principal and interest, if any, with interest on any overdue principal and interest, if any, Fundamental Change Repurchase Price, Redemption Price or Settlement Amount due on conversion and, in addition thereto, such further amount as shall be sufficient to cover any amounts due to the Trustee under Section 7.06. If the Company shall fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the monies adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Notes, wherever situated.

     In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes under title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor upon the Notes, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 6.04, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and accrued and unpaid interest, if any, in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due to the Trustee under Section 7.06; and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by each of the Holders to make such payments to the Trustee, as administrative expenses, and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for reasonable compensation, expenses, advances and disbursements, including agents and counsel fees, and including any other amounts due to the Trustee under Section 7.06, incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the Holders of the Notes may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

            Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting such Holder or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

            All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes.

            In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party), the Trustee shall be held to represent all the Holders of the Notes, and it shall not be necessary to make any Holders of the Notes parties to any such proceedings.

            In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of any waiver pursuant to Section 6.09 or any rescission and annulment pursuant to Section 6.02 or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Holders, and the Trustee shall, subject to any determination in such proceeding, be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Holders, and the Trustee shall continue as though no such proceeding had been instituted.

Section 6.05 . Application of Monies Collected by Trustee. Any monies collected by the Trustee pursuant to this Article 6 with respect to the Notes shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such monies, upon presentation of the several Notes, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

              First, to the payment of all amounts due the Trustee under Section 7.06;

              Second, in case the principal of the outstanding Notes shall not have become due and be unpaid, to the payment of interest on, and any cash due on conversion of, the Notes in default in the order of the date due of the payments of such interest and cash due on conversion, as the case may be, with interest (to the extent that such interest has been collected by the Trustee) upon such overdue payments at the rate borne by the Notes at such time, such payments to be made ratably to the Persons entitled thereto;

              Third, in case the principal of the outstanding Notes shall have become due, by declaration or otherwise, and be unpaid to the payment of the whole amount (including, if applicable, the payment of the Fundamental Change Repurchase Price or Redemption Price and any cash due on conversion) then owing and unpaid upon the Notes for principal and interest, if any, with interest on the overdue principal and, to the extent that such interest has been collected by the Trustee, upon overdue installments of interest at the rate borne by the Notes at such time, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Notes, then to the payment of such principal (including, if applicable, the Fundamental Change Repurchase Price or Redemption Price and the cash due on conversion) and interest without preference or priority of principal over interest, or of interest over principal or of any installment of interest over any other installment of interest, or of any Note over any other Note, ratably to the aggregate of such principal (including, if applicable, the Fundamental Change Repurchase Price or Redemption Price and any cash due on conversion) and accrued and unpaid interest; and

              Fourth, to the payment of the remainder, if any, to the Company.

Section 6.06 . Proceedings by Holders. Except to enforce the right to receive payment of principal (including, if applicable, the Fundamental Change Repurchase Price or Redemption Price) or interest when due, or the right to receive payment and/or delivery of the consideration due on conversion, no Holder of any Note shall have any right by virtue of or by availing of any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless:

              (a) such Holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as herein provided;

              (b) Holders of at least 25% in aggregate principal amount of the Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder;

              (c) such Holders shall have offered to the Trustee such security or indemnity reasonably satisfactory to it against any loss, liability or expense to be incurred therein or thereby;

              (d) the Trustee for 60 days after its receipt of such request and offer of security and/or indemnity, shall have neglected or refused to institute any such action, suit or proceeding; and

              (e) no direction that, in the opinion of the Trustee, is inconsistent with such written request shall have been given to the Trustee by the Holders of a majority of the aggregate principal amount of the Notes then outstanding within such 60-day period pursuant to Section 6.09, it being understood and intended, and being expressly covenanted by the taker and Holder of every Note with every other taker and Holder and the Trustee that no one or more Holders shall have any right in any manner whatever by virtue of or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder, or to obtain or seek to obtain priority over or preference to any other such Holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders, except as otherwise provided herein (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders). For the protection and enforcement of this Section 6.06, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

              Notwithstanding any other provision of this Indenture and any provision of any Note, the right of any Holder to receive payment or delivery, as the case may be, of (x) the principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of, (y) accrued and unpaid interest, if any, on, and (z) the consideration due on conversion of, such Note, on or after the respective due dates expressed or provided for in such Note or in this Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, and such right to receive such payment or delivery, as the case may be, on or after such respective dates against the Company shall not be impaired or affected without the consent of such Holder.

Section 6.07 . Proceedings by Trustee. In case of an Event of Default, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 6.08 . Remedies Cumulative and Continuing. Except as provided in the last paragraph of Section 2.06, all powers and remedies given by this Article 6 to the Trustee or to the Holders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the Holders of the Notes, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any Holder of any of the Notes to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Default or Event of Default or any acquiescence therein; and, subject to the provisions of Section 6.06, every power and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

Section 6.09 . Direction of Proceedings and Waiver of Defaults by Majority of Holders. The Holders of a majority of the aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Notes; provided, however, that (i) such direction shall not be in conflict with any rule of law or with this Indenture, and (ii) the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. The Trustee may refuse to follow any direction that it determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. The Holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 may on behalf of the Holders of all of the Notes waive any past Default or Event of Default hereunder and its consequences except:

              (1) a default in the payment of accrued and unpaid interest, if any, on, or the principal (including any Fundamental Change Repurchase Price or Redemption Price) of, the Notes,

              (2) a failure by the Company to deliver the consideration due on conversion of the Notes or

              (3) a default in respect of a covenant or provision hereof which under Article 10 cannot be modified or amended without the consent of each Holder of an outstanding Note affected.

              Upon any such waiver the Company, the Trustee and the Holders of the Notes shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 6.09, said Default or Event of Default shall for all purposes of the Notes and this Indenture be deemed to have been cured and to be not continuing.

Section 6.10 . Notice of Defaults. The Trustee shall, within 90 days after the occurrence and continuance of a Default of which a Responsible Officer has received written notification, mail to all Holders as the names and addresses of such Holders appear upon the Note Register, notice of all Defaults known to a Responsible Officer, unless such Defaults shall have been cured or waived before the giving of such notice; provided that, except in the case of a Default in the payment of the principal of (including the Fundamental Change Repurchase Price or Redemption Price, if applicable), or accrued and unpaid interest on, any of the Notes or a Default in the payment or delivery of the consideration due on conversion, the Trustee shall be protected in withholding such notice if and so long as the Trustee in good faith determines that the withholding of such notice is in the interests of the Holders.

Section 6.11 . Undertaking to Pay Costs. All parties to this Indenture agree, and each Holder of any Note by its acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 6.11 (to the extent permitted by law) shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Notes at the time outstanding determined in accordance with Section 8.04, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (including, but not limited to, the Fundamental Change Repurchase Price with respect to the Notes being purchased as provided in this Indenture or the Redemption Price with respect to the Notes being redeemed as provided in this Indenture) or accrued and unpaid interest, if any, on any Note on or after the due date expressed or provided for in such Note or to any suit for the enforcement of the right to convert any Note in accordance with the provisions of Article 14.

ARTICLE 7
CONCERNING THE TRUSTEE

Section 7.01 . Duties and Responsibilities of Trustee.

              (a) Prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default that may have occurred:

              (i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

              (ii) in the absence of negligence or willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions that by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations);

              (b) In case an Event of Default has occurred that has not been cured or waived the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

              (c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

              (i) this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;

              (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

              (iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the written direction of the Holders of not less than a majority of the aggregate principal amount of the Notes at the time outstanding determined as provided in Section 8.04 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture; and

              (iv) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

              (d) Whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section 7.01.

Section 7.02 . Certain Rights of the Trustee.

              (a) the Trustee may conclusively rely and shall be fully protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, note, coupon or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

              (b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officer’s Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

              (c) the Trustee may consult with counsel of its selection and require an Opinion of Counsel and any advice of such counsel or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

              (d) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled, at a reasonable time on any Business Day, to examine the books, records and premises of the Company, personally or by agent or attorney at the expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation;

              (e) the Trustee may execute  any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through authorized agents, custodians, nominees or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, custodian, nominee or attorney appointed by it with due care hereunder;

              (f) the permissive rights of the Trustee enumerated herein shall not be construed as duties;

              (g) the Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder;

              (h) the Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of Officers authorized at such time to take specified actions pursuant to this Indenture;

              (i) in no event shall the Trustee be liable for any special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

              (j) the Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Notes other than a payment Default, unless written notice of such Default or Event of Default shall have been given to a Responsible Officer of the Trustee by the Company or by any Holder of the Notes at the Corporate Trust Office of the Trustee;

              (k) the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any Paying Agent or any records maintained by any co-Note Registrar with respect to the Notes;

              (l) if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred, unless such Responsible Officer of the Trustee had actual knowledge of such event;

              (m) in the absence of written investment direction from the Company, all cash received by the Trustee shall be placed in a non-interest bearing trust account, and in no event shall the Trustee be liable for the selection of investments or for investment losses, fees, taxes or other charges incurred thereon or for losses incurred as a result of the liquidation of any such investment prior to its maturity date or the failure of the party directing such investments prior to its maturity date or the failure of the party directing such investment to provide timely written investment direction, and the Trustee shall have no obligation to invest or reinvest any amounts held hereunder in the absence of such written investment direction from the Company;

              (n) the rights and protections afforded to the Trustee pursuant to this Article 7 shall also be afforded to the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder;

              (o) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction; and

              (p) the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.

Section 7.03 . No Responsibility for Recitals, Etc. The recitals contained herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture.

Section 7.04 . Trustee, Paying Agents, Conversion Agents, Bid Solicitation Agent or Note Registrar May Own Notes. The Trustee, any Paying Agent, any Conversion Agent, the Custodian, Bid Solicitation Agent or Note Registrar, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not the Trustee, Paying Agent, Conversion Agent, the Custodian, Bid Solicitation Agent or Note Registrar.

Section 7.05 . Monies and Common Shares to Be Held in Trust. All monies and Common Shares received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money and Common Shares held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money or Common Shares received by it hereunder except as may be agreed from time to time by the Company and the Trustee.

Section 7.06 . Compensation and Expenses of Trustee. The Company covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to in writing between the Trustee and the Company, and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of this Indenture in any capacity hereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as shall have been caused by its negligence or willful misconduct. The Company also covenants to indemnify the Trustee (which for purposes of this Section 7.06 shall include its officers, directors, employees and agents) in any capacity under this Indenture and any other document or transaction entered into in connection herewith and its agents and any authenticating agent for, and to hold them harmless against, any loss, claim, damage, liability or expense incurred without negligence or willful misconduct on the part of the Trustee, its officers, directors, agents or employees, or such agent or authenticating agent, as the case may be, and arising out of or in connection with the acceptance or administration of this Indenture or in any other capacity hereunder, including the costs and expenses of defending themselves against any claim (whether asserted by the Company, a Holder or any other Person) of liability in the premises. The obligations of the Company under this Section 7.06 to compensate or indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a senior claim to which the Notes are hereby made subordinate on all money or property held or collected by the Trustee, except, subject to the effect of Section 6.05, funds held in trust herewith for the benefit of the Holders of particular Notes. The Trustee’s right to receive payment of any amounts due under this Section 7.06 shall not be subordinate to any other liability or indebtedness of the Company. The obligation of the Company under this Section 7.06 shall survive the satisfaction and discharge of this Indenture, final payment of the Notes and the earlier resignation or removal of the Trustee. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld. The indemnification provided in this Section 7.06 shall extend to the officers, directors, agents and employees of the Trustee.

            Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default specified in Section 6.01(l) or Section 6.01(m) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

Section 7.07 . Officer’s Certificate as Evidence. Except as otherwise provided in Section 7.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officer’s Certificate delivered to the Trustee, and such Officer’s Certificate, in the absence of negligence or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 7.08 . Eligibility of Trustee. There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section 7.08, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 7.

Section 7.09 . Resignation or Removal of Trustee. The Trustee may at any time resign by giving written notice of such resignation to the Company and by mailing notice thereof to the Holders at their addresses as they shall appear on the Note Register. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment within 30 days after the mailing of such notice of resignation to the Holders, the resigning Trustee may, at the expense of the Company, upon ten Business Days’ notice to the Company and the Holders, petition any court of competent jurisdiction for the appointment of a successor trustee, or any Holder who has been a bona fide holder of a Note or Notes for at least six months may, subject to the provisions of Section 6.11, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

                   (a) In case at any time any of the following shall occur:

                     (i) the Trustee shall fail to comply with Section 7.13 within a reasonable time after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Note or Notes for at least six (6) months;

                     (ii) the Trustee shall cease to be eligible in accordance with the provisions of Section 7.08 and shall fail to resign after written request therefor by the Company or by any such Holder, or

                     (iii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, the Company may by a Board Resolution remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 6.11, any Holder who has been a bona fide holder of a Note or Notes for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

                   (b) The Holders of a majority in aggregate principal amount of the Notes at the time outstanding, as determined in accordance with Section 8.04, may at any time remove the Trustee and nominate a successor trustee that shall be deemed appointed as successor trustee unless within ten days after notice to the Company of such nomination the Company objects thereto. If no successor trustee shall have been so appointed and have accepted appointment within 30 days after removal of the Trustee by the Holders, the Trustee may, at the expense of the Company, upon ten Business Days’ notice to the Company and the Holders, petition any court of competent jurisdiction for the appointment of a successor trustee.

                   (c) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 7.09 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 7.10.

Section 7.10 . Acceptance by Successor Trustee. Any successor trustee appointed as provided in Section 7.09 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the predecessor trustee shall, upon payment of any amounts then due it pursuant to the provisions of Section 7.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a senior claim to which the Notes are hereby made subordinate on all money or property held or collected by such trustee as such, except for funds held in trust for the benefit of Holders of particular Notes, to secure any amounts then due it pursuant to the provisions of Section 7.06.

            No successor trustee shall accept appointment as provided in this Section 7.10 unless at the time of such acceptance such successor trustee shall be eligible under the provisions of Section 7.08.

            Upon acceptance of appointment by a successor trustee as provided in this Section 7.10, each of the Company and the successor trustee, at the written direction and at the expense of the Company shall mail or cause to be mailed notice of the succession of such trustee hereunder to the Holders at their addresses as they shall appear on the Note Register. If the Company fails to mail such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Company.

Section 7.11 . Succession by Merger, Etc. Any corporation or other entity into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee (including the administration of this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that in the case of any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee such corporation or other entity shall be eligible under the provisions of Section 7.08.

            In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee or an authenticating agent appointed by such successor trustee may authenticate such Notes either in the name of any predecessor trustee hereunder or in the name of the successor trustee; and in all such cases such certificates of authentication shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of authentication of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor trustee or to authenticate Notes in the name of any predecessor trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 7.12 . Trustee’s Application for Instructions from the Company. Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the Holders of the Notes under this Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date any Responsible Officer actually receives such application, unless any such Responsible Officer shall have consented in writing to any earlier date), unless, prior to taking any such action (or the effective date in the case of any omission), the Trustee shall have received written instructions in accordance with this Indenture in response to such application specifying the action to be taken or omitted.

Section 7.13 . Conflicting Interests of Trustee. If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of this Indenture.

ARTICLE 8
CONCERNING THE HOLDERS

Section 8.01 . Action by Holders. Whenever in this Indenture it is provided that the Holders of a specified percentage of the aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced (i) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, or (ii) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with such rules as may be established in accordance with the provisions of Article 9, or (iii) by a combination of such instrument or instruments and any such record of such a meeting of Holders. Whenever the Company or the Trustee solicits the taking of any action by the Holders of the Notes, the Company or the Trustee may, but shall not be required to, fix in advance of such solicitation, a date as the record date for determining Holders entitled to take such action. The record date if one is selected shall be not more than fifteen days prior to the date of commencement of solicitation of such action. The Trustee may act at the direction of the requisite Holders without liability.

Section 8.02 . Proof of Execution by Holders. Subject to the provisions of Section 7.01 and Section 7.02, proof of the execution of any instrument by a Holder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Notes shall be proved by the Note Register or by a certificate of the Note Registrar. The record of any Holders’ meeting shall be proved in the manner provided in Section 9.06.

Section 8.03 . Who Are Deemed Absolute Owners. The Company, the Trustee, any authenticating agent, any Paying Agent, any Conversion Agent and any Note Registrar may deem the Person in whose name a Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Note Registrar) for the purpose of receiving payment of or on account of the principal of and (subject to Section 2.03) accrued and unpaid interest on such Note, for conversion of such Note and for all other purposes; and neither the Company nor the Trustee nor any Paying Agent nor any Conversion Agent nor any Note Registrar shall be affected by any notice to the contrary. All such payments or deliveries so made to any Holder for the time being, or upon its order, shall be valid, and, to the extent of the sums or Common Shares so paid or delivered, effectual to satisfy and discharge the liability for monies payable or shares deliverable upon any such Note. Notwithstanding anything to the contrary in this Indenture or the Notes following an Event of Default, any Holder of a beneficial interest in a Global Note may directly enforce against the Company, without the consent, solicitation, proxy, authorization or any other action of the Depositary or any other Person, such Holder’s right to exchange such beneficial interest for a Note in certificated form in accordance with the provisions of this Indenture. Subject to the foregoing, members of, or participants in, the Depositary (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary, or the Trustee as custodian, or under the Global Note. The Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of any Holder.

Section 8.04 . Company-Owned Notes Disregarded. In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under this Indenture, Notes that are owned by the Company or by any Affiliate of the Company shall be disregarded (from both the numerator and the denominator) and deemed not to be outstanding for the purpose of any such determination; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Notes that a Responsible Officer actually knows are so owned shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as outstanding for the purposes of this Section 8.04 if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to so act with respect to such Notes and that the pledgee is not the Company or any Affiliate of the Company. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officer’s Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to Section 7.01, the Trustee shall be entitled to accept such Officer’s Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.

Section 8.05 . Revocation of Consents; Future Holders Bound. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 8.01, of the taking of any action by the Holders of the percentage of the aggregate principal amount of the Notes specified in this Indenture in connection with such action, any Holder of a Note that is shown by the evidence to be included in the Notes the Holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 8.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor or upon registration of transfer thereof.

ARTICLE 9
ACTS OF HOLDERS

Section 9.01 . Acts of Holders.

            (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

            (b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to such officer the execution thereof. Where such execution is by a signer acting in a capacity other than such signer’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer’s authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient;

            (c) The ownership of Notes shall be proved by the Note Register.

            (d) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

            (e) If the Company shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the outstanding Notes shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six months after the record date.

ARTICLE 10
SUPPLEMENTAL INDENTURES

Section 10.01 . Supplemental Indentures Without Consent of Holders. The Company, when authorized by the resolutions of the Board of Directors, and the Trustee, at the Company’s expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto for one or more of the following purposes:

            (a) to cure any ambiguity, omission, defect or inconsistency that does not adversely affect Holders of the Notes;

            (b) to provide for the assumption by a Successor Company of the obligations of the Company under this Indenture pursuant to Article 11, or otherwise give effect to the adjustments and amendments described in Article 14, in accordance with this Indenture;

            (c) to add guarantees with respect to the Notes;

            (d) to secure the Notes;

            (e) to add to the Company’s covenants or Events of Default for the benefit of the Holders or surrender any right or power conferred upon the Company;

            (f) upon the occurrence of a Share Exchange Event, to provide that the Notes are convertible into Reference Property, subject to Section 14.02, and effect any other changes to the terms of the Notes required in connection therewith;

            (g) to comply with the requirements of any Canadian or U.S. regulatory authority, The Toronto Stock Exchange, the NYSE MKT or any applicable securities depository or stock exchange on which the Common Shares may be listed, provided that no such amendment materially and adversely affects the rights of any Holder of the Notes;

            (h) to make any other change that does not adversely affect the rights of any Holder;

            (i) to provide for a successor trustee; or

            (j) to conform the provisions of this Indenture or the Notes to the “Description of Notes” section of the Offering Memorandum.

            Upon the written request of the Company, the Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to, but may in its discretion, enter into any supplemental indenture that affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

            Any supplemental indenture authorized by the provisions of this Section 10.01 may be executed by the Company and the Trustee without the consent of the Holders of any of the Notes at the time outstanding, notwithstanding any of the provisions of Section 10.02.

Section 10.02 . Supplemental Indentures with Consent of Holders. With the consent (evidenced as provided in Article 8) of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (determined in accordance with Article 8 and including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Notes), the Company, when authorized by the resolutions of the Board of Directors, and the Trustee, at the Company’s expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, the Notes or any supplemental indenture or of modifying in any manner the rights of the Holders; provided, however, that, without the consent of each Holder of an outstanding Note affected, no such supplemental indenture shall:

              (a) reduce the amount of Notes whose Holders must consent to an amendment;

              (b) reduce the rate of or extend the stated time for payment of interest on any Note;

              (c) reduce the principal of or extend the Maturity Date of any Note;

              (d) adversely affect the right of Holders to convert Notes or otherwise modify the provisions with respect to conversion, or reduce the Conversion Rate (subject to such modifications as are required hereunder);

              (e) reduce the Fundamental Change Repurchase Price of any Note or amend or modify in any manner adverse to the Holders of Notes the Company’s obligation to make such payments or the Company’s obligation to satisfy the Fundamental Change Repurchase Condition prior to any Fundamental Change Repurchase Date, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

              (f) reduce the Redemption Price of any Note or amend or modify in any manner adverse to the Holders the Company’s obligations to make such payments or the conditions precedent to the Company’s right to redeem, whether through amendment or waiver of the provisions of the covenants, definitions or otherwise;

              (g) make any Note payable in money, or at a place of payment, other than that stated in the Note;

              (h) change the ranking of the Notes;

              (i) impair the right of any Holder to receive payment of principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of and interest on such Holder’s Notes, or consideration due on conversion, on or after the due dates therefor or to institute suit for the enforcement of any such payment or delivery on, or with respect to, the Notes;

              (j) make any change to Article 5 if such change would adversely affect the rights of the Holders; or

              (k) make any change in this Article 10 that requires each Holder’s consent or in the waiver provisions in Section 6.02 or Section 6.09.

            Upon the written request of the Company, and upon the filing with the Trustee of evidence of the consent of Holders as aforesaid and subject to Section 10.05, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

            Holders do not need under this Section 10.02 to approve the particular form of any proposed supplemental indenture. It shall be sufficient if such Holders approve the substance thereof. After any supplemental indenture becomes effective, the Company shall mail to the Holders a notice briefly describing such supplemental indenture. However, the failure to give such notice to all the Holders, or any defect in the notice, will not impair or affect the validity of the supplemental indenture.

Section 10.03 . Effect of Supplemental Indentures. Upon the execution of any supplemental indenture pursuant to the provisions of this Article 10, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the Holders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 10.04 . Notation on Notes. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article 10 may, at the Company’s expense, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any modification of this Indenture contained in any such supplemental indenture may, at the Company’s expense, be prepared and executed by the Company, authenticated by the Trustee (or an authenticating agent duly appointed by the Trustee pursuant to Section 17.11) and delivered in exchange for the Notes then outstanding, upon surrender of such Notes then outstanding.

Section 10.05 . Evidence of Compliance of Supplemental Indenture to Be Furnished Trustee. In addition to the documents required by Section 17.06, the Trustee shall receive an Officer’s Certificate and an Opinion of Counsel each stating that, and as conclusive evidence that, any supplemental indenture executed pursuant hereto complies with the requirements of this Article 10 and is permitted or authorized by this Indenture and it is the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

ARTICLE 11
CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 11.01 . Company May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 11.02, the Company shall not consolidate or amalgamate with or merge with or into, or sell, convey, lease or otherwise transfer all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to, another Person, unless:

              (a) the resulting, surviving or transferee Person (the “Successor Company”), if not the Company, shall be a corporation organized and existing under the laws of Canada or any province or territory thereof, or the United States of America or any State thereof or the District of Columbia, and the Successor Company (if not the Company) shall expressly assume by supplemental indenture all of the obligations of the Company under the Notes and this Indenture; and

              (b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing under this Indenture.

            For the avoidance of doubt, for purposes of this Section 11.01, the sale, conveyance, lease or other transfer of all or substantially all of the assets of one or more Subsidiaries of the Company to another Person, which assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the assets of the Company to another Person.

Section 11.02 . Successor Corporation to Be Substituted. In case of any such consolidation, amalgamation, merger, sale, conveyance, lease or other transfer and upon the assumption by the Successor Company, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of and accrued and unpaid interest on all of the Notes, the due and punctual delivery and/or payment, as the case may be, of any consideration due on conversion of the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the

Company, such Successor Company (if not the Company) shall succeed to, and may exercise every right and power of and be substituted for, the Company, with the same effect as if it had been named herein as the party of the first part, except in the case of a lease. Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such Successor Company instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Notes that such Successor Company thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofor or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, amalgamation, merger, sale, conveyance or other transfer (but not in the case of a lease), upon compliance with this Article 11, the Person named as the “Company” in the first paragraph of this Indenture (or any successor that shall thereafter have become such in the manner prescribed in this Article 11) shall be released from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture and the Notes.

            In case of any such consolidation, amalgamation, merger, sale, conveyance, lease or other transfer, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

Section 11.03 . Opinion of Counsel to Be Given to Trustee. No consolidation, amalgamation, merger, sale, conveyance, lease or other transfer shall be effected unless the Trustee shall receive an Officer’s Certificate and an Opinion of Counsel as conclusive evidence that. and stating that, any such consolidation, amalgamation, merger, sale, conveyance, lease or other transfer and any such assumption complies with the provisions of this Article 11 and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the provisions of this Article 11 and Article 10.

ARTICLE 12
IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS AND DIRECTORS

Section 12.01 . Indenture and Notes Solely Corporate Obligations. No recourse for the payment of the principal (including Fundamental Change Repurchase Price or Redemption Price, if applicable) of or accrued and unpaid interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, agent, Officer or director or Subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

ARTICLE 13
INTENTIONALLY OMITTED

ARTICLE 14
CONVERSION OF NOTES

Section 14.01 . Conversion Privilege. (a) Subject to and upon compliance with the provisions of this Article 14, each Holder of a Note shall have the right, at such Holder’s option, to convert all or any portion (if the portion to be converted is $1,000 principal amount or an integral multiple in excess thereof) of such Note (i) subject to satisfaction of the conditions described in Section 14.01(b), at any time prior to the close of business on the Business Day immediately preceding July 1, 2018 under the circumstances and during the periods set forth in Section 14.01(b), and (ii) on or after July 1, 2018, at any time prior to the close of business on the Business Day immediately preceding the Maturity Date, in each case, at an initial conversion rate of 254.2912 Common Shares (subject to adjustment as provided in Section 14.04, the “Conversion Rate”) per $1,000 principal amount of Notes (subject to the settlement provisions of Section 14.02, the “Conversion Obligation”).

            (b)

            (i) Prior to the close of business on the Business Day immediately preceding July 1, 2018, Holders may be surrender all or a portion of their Notes for conversion at any time during the five Business Day period after any five consecutive Trading Day period (the “Measurement Period”) in which the Trading Price per $1,000 principal amount of Notes, as determined following a request by a Holder of Notes in accordance with this subsection (b)(i), for each Trading Day of the Measurement Period was less than 98% of the product of the Last Reported Sale Price of the Common Shares and the Conversion Rate on each such Trading Day. The Trading Prices shall be determined by the Bid Solicitation Agent at the request of the Company pursuant to this subsection (b)(i). The Company shall provide written notice to the Bid Solicitation Agent (if other than the Company) of the three independent nationally recognized securities dealers selected by the Company pursuant to the definition of Trading Price, along with appropriate contact information for each. The Bid Solicitation Agent (if other than the Company) shall have no obligation to determine the Trading Price per $1,000 principal amount of Notes unless the Company has requested such determination, and the Company shall have no obligation to make such request (or, if the Company is acting as the Bid Solicitation Agent, the Company shall have no obligation to determine the Trading Price) unless a Holder provides the Company with reasonable evidence that the Trading Price per $1,000 principal amount of Notes would be less than 98% of the product of the Last Reported Sale Price of the Common Shares and the Conversion Rate, at which time the Company shall instruct the Bid Solicitation Agent to (or, if the Company is acting as the Bid Solicitation Agent, the Company shall) determine the Trading Price per $1,000 principal amount of Notes beginning on the next Trading Day and on each successive Trading Day until the Trading Price per $1,000 principal amount of Notes is greater than or equal to 98% of the product of the Last Reported Sale Price of the Common Shares and the Conversion Rate. If the Company does not instruct the Bid Solicitation Agent to determine the Trading Price per $1,000 principal amount of Notes when obligated as provided in the preceding sentence, or if the Company instructs the Bid Solicitation Agent to obtain bids and the Bid Solicitation Agent fails to make such determination (or, if the Company is acting as the Bid Solicitation Agent, the Company fails to obtain bids) then, in either case, the Trading Price per $1,000 principal amount of Notes shall be deemed to be less than 98% of the product of the Last Reported Sale Price of the Common Shares and the Conversion Rate on each Trading Day of such failure. If the Trading Price condition set forth above has been met, the Company shall promptly so notify the Holders, the Trustee and the Conversion Agent (if other than the Trustee). If, at any time after the Trading Price condition set forth above has been met, the Trading Price per $1,000 principal amount of Notes is greater than or equal to 98% of the product of the Last Reported Sale Price of the Common Shares and the applicable Conversion Rate, the Company shall so notify the Holders of the Notes, the Trustee and the Conversion Agent (if other than the Trustee).

            (ii) If, prior to the close of business on the Business Day immediately preceding July 1, 2018, the Company elects to:

              (A) issue to all or substantially all holders of its Common Shares any rights, options or warrants entitling them, for a period of not more than 60 calendar days after the issue date for such issuance, to subscribe for or purchase the Common Shares, at a price per share that is less than the average of the Last Reported Sale Prices of the Common Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance; or

              (B) distribute to all or substantially all holders of the Common Shares the Company’s assets, debt securities or rights to purchase securities of the Company, which distribution has a per share value, as reasonably determined by the Board of Directors, exceeding 10% of the Last Reported Sale Price of the Common Shares on the Trading Day immediately preceding the date of announcement for such distribution, then, in either case, the Company shall notify the Holders of the Notes, the Trustee and the Conversion Agent (if other than the Trustee) at least 30 Scheduled Trading Days prior to the Ex-Dividend Date for such issuance or distribution. Once the Company has given such notice, the Holders may surrender all or a portion of their Notes for conversion at any time until the earlier of (1) the close of business on the Business Day immediately preceding the Ex-Dividend Date for such issuance or distribution and (2) the Company’s announcement that such issuance or distribution will not take place.

            (iii)If, prior to the close of business on the Business Day immediately preceding July 1, 2018, a Fundamental Change or a Make-Whole Fundamental Change occurs or the Company is a party to a consolidation, merger, amalgamation or binding share exchange, in each case pursuant to which the Common Shares would be converted into cash, securities or other assets or a sale, conveyance, lease or other transfer of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, a Holder may surrender all or any portion of its Notes for conversion at any time from or after the date that is 30 Scheduled Trading Days prior to the anticipated effective date of the transaction

(or, if later, the Business Day after the Company gives notice of such transaction) until the the close of business on the 35 Trading Day after the actual effective date of such transaction or, if such transaction also constitutes a Fundamental Change, the related Fundamental Change Repurchase Date.

            The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) (i) as promptly as practicable following the date the Company publicly announces such transaction but in no event less than 30 Scheduled Trading Days prior to the anticipated effective date of such transaction; or (ii) if the Company does not have knowledge of such transaction at least 30 Scheduled Trading Days prior to the anticipated effective date of such transaction, within one Business Day of the date upon which the Company receives notice, or otherwise becomes aware, of such transaction, but in no event later than the actual effective date of such transaction.

            If, prior to the date that is five years plus one day from the last date of original issuance of Notes, Holders of Notes would otherwise be entitled to receive, on conversion of the Notes, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied for the 2007 taxation year (“Ineligible Consideration”), such holders shall not be entitled to receive such Ineligible Consideration but the Company or the Successor Company, as the case may be, shall have the right (at the sole option of the Company or the Successor Company, as the case may be) to deliver either such Ineligible Consideration or “prescribed securities,” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied for the 2007 taxation year, with a market value equal to the market value of such Ineligible Consideration. The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) as promptly as practicable following the date the Company publicly announces such transaction but in no event less than 30 Scheduled Trading Days prior to the anticipated effective date of such transaction, unless the Company has previously agreed to a Physical Settlement for all such conversions, in which case the Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) no less than 10 Scheduled Trading Days prior to the anticipated effective date of such transaction. Such notice shall also state the consideration into which the Notes will be convertible after the effective date of such transaction. After such notice, the Company or the Successor Company, as the case may be, may not change the consideration to be delivered on conversion of the Notes except in accordance with any other provision of this Indenture.

                   (iv)Prior to the close of business on the Business Day immediately preceding July 1, 2018, the Notes may be surrendered for conversion at any time during any calendar quarter commencing after the calendar quarter ending on December 31, 2013 (and only during such calendar quarter), if the Last Reported Sale Price of the Common Shares for at least 20 Trading Days (whether or not consecutive) during the period of 30 consecutive Trading Days ending on the last Trading Day of the immediately preceding calendar quarter is greater than or equal to 130% of the Conversion Price on each applicable Trading Day.

                   (v) If the Company calls any or all of the Notes for redemption under Section 16.01 or Section 16.02, Holders shall have the right to convert all or a portion of their Notes called for redemption at any time prior to the close of business on the Business Day immediately preceding the Redemption Date, after which time Holders shall no longer have the right to convert their Notes on account of the Company’s delivery of such Redemption Notice, unless the Company defaults in the payment of the Redemption Price.

            If a Holder elects to convert its Notes in connection with the Company’s Redemption Notice, the Company shall:

            (A)        increase the Conversion Rate for the Notes to the extent required, and in accordance with, Section 14.03; and

            (B)        pay to such Holder an amount equal to accrued and unpaid interest on the Notes that are surrendered for conversion to, but not including, the Conversion Date; provided that if such Conversion Date occurs after a Regular Record Date and on or prior to the corresponding Interest Payment Date, the Company shall pay the interest due on that Interest Payment Date to the Holder of record on the relevant Regular Record Date and no additional payment shall be made pursuant to this clause (B).

Section 14.02 . Conversion Procedure; Settlement on Conversion. (a) Except as provided in Section 14.03(b) and Section 14.07(a), on conversion of any Note, on the third Business Day immediately following the Conversion Date in the case of Physical Settlement and the third Business Day immediately following the last Trading Day of the relevant Observation Period in the case of Cash Settlement and Combination Settlement, the Company shall pay or deliver, as the case may be, to the converting Holder, in respect of each $1,000 principal amount of Notes being converted, a “Settlement Amount,” which shall be computed as follows:

            (i)         if the Company elects Physical Settlement, the Company shall deliver to the converting Holder in respect of each $1,000 principal amount of Notes being converted a number of Common Shares equal to the Conversion Rate (plus cash in lieu of fractional shares);

            (ii)        if the Company elects Cash Settlement, the Company shall pay to the converting Holder in respect of each $1,000 principal amount of Notes being converted cash in an amount equal to the sum of the Daily Conversion Values for each of the 20 consecutive Trading Days during the related Observation Period; and

            (iii)        if the Company elects Combination Settlement, the Company shall pay or deliver, as the case may be, to the converting Holder in respect of each $1,000 principal amount of Notes being converted a Settlement Amount equal to the sum of the Daily Settlement Amounts for each of the 20 consecutive Trading Days during the related Observation Period (plus cash in lieu of fractional shares).

            If more than one Note shall be surrendered for conversion at one time by the same Holder, the Settlement Amount with respect to such Notes shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof to the extent permitted thereby) so surrendered.

            (b) In order to be entitled to convert a Note as set forth above, a Holder shall:

            (i)      in the case of a Global Note, comply with the procedures of the Depositary in effect at that time and, if required, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(h) and pay any tax owed pursuant to Section 14.02(e); and

            (ii)     in the case of a Physical Note:

            (1)        complete, manually sign and deliver an irrevocable notice to the Conversion Agent as set forth in the Form of Notice of Conversion (or a facsimile thereof) (a “Notice of Conversion”) at the office of the Conversion Agent and state in writing therein the principal amount of Notes to be converted and the name or names (with addresses) in which such Holder wishes the certificate or certificates for any Common Shares to be delivered upon settlement of the Conversion Obligation to be registered;

            (2)        surrender such Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), at the office of the Conversion Agent;

            (3)        if required, furnish appropriate endorsements and transfer documents; and

            (4)        if required, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(h) and pay any tax owed pursuant to Section 14.02(e).

            The Conversion Agent shall notify the Company of any conversion pursuant to this Article 14 on the Conversion Date for such conversion. No Notice of Conversion with respect to any Notes may be surrendered by a Holder thereof if such Holder has also delivered a Fundamental Change Repurchase Notice to the Company in respect of such Notes and not validly withdrawn such Fundamental Change Repurchase Notice in accordance with Section 15.03.

            (c) A Note shall be deemed to have been converted as of the close of business on the date (the “Conversion Date”) that the Holder has complied with the requirements set forth in Section 14.02(b). If any Common Shares are due to converting Holders, the Company shall issue or cause to be issued, and deliver to the Conversion Agent or to such Holder, or such Holder’s nominee or nominees, certificates or a book-entry transfer through the Depositary for the full number of Common Shares to which such Holder shall be entitled in satisfaction of the Company’s Conversion Obligation.

            (d) In case any Note shall be surrendered for partial conversion, the Company shall execute and the Trustee shall, upon receipt of a Company Order, authenticate and deliver to or upon the written order of the Holder of the Note so surrendered a new Note or Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the converting Holder but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued on such conversion being different from the name of the Holder of the old Notes surrendered for such conversion.

            (e) If a Holder submits a Note for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of any Common Shares on conversion, unless the tax is due because the Holder requests such shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay that tax. The Conversion Agent may refuse to deliver the certificates representing the Common Shares being issued in a name other than the Holder’s name until the Trustee receives a sum sufficient to pay any tax that is due by such Holder in accordance with the immediately preceding sentence.

            (f) [Reserved].

            (g) Upon the conversion of an interest in a Global Note, the Trustee and Depositary shall reflect the reduction in the principal amount represented thereby on their books and records. The Company shall notify the Trustee in writing of any conversion of Notes effected through any Conversion Agent other than the Trustee.

            (h) Upon conversion, a Holder shall not receive any separate cash payment for accrued and unpaid interest, if any, except as set forth below. Except as provided in Section 14.01(b)(v), the Company’s payment and delivery of the Settlement Amount shall be deemed to satisfy in full its obligation to pay the principal amount of the Note and accrued and unpaid interest, if any, to, but not including, the Conversion Date. As a result, accrued and unpaid interest, if any, to, but not including, the Conversion Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Upon a conversion of Notes, accrued and unpaid interest shall be deemed to be paid first out of the cash, if any, paid upon such conversion. Notwithstanding the foregoing, if Notes are converted after the close of business on a Regular Record Date, Holders of such Notes as of the close of business on such Regular Record Date shall receive the full amount of interest payable on such Notes on the corresponding Interest Payment Date notwithstanding the conversion. Notes surrendered for conversion during the period from the close of business on any Regular Record Date to the open of business on the immediately following Interest Payment Date must be accompanied by funds equal to the amount of interest payable on such Interest Payment Date on the Notes so converted (regardless of whether the converting Holder was the Holder of record on the corresponding Regular Record Date); provided that no such payment shall be required:

     (1)      for conversions following the Regular Record Date immediately preceding the Maturity Date;

     (2)      if the Company has specified a Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date;

     (3) if the Company has specified a Redemption Date in accordance with Section 16.01 or Section 16.02 that is after a Regular Record Date and on or prior to the Trading Day immediately following the corresponding Interest Payment Date; or

     (4) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such Note.

For the avoidance of doubt, as a result of the foregoing, the Company shall pay interest on the Maturity Date on all Notes converted after the Regular Record Date preceding the Maturity Date, and converting Holders will not be required in Section 14.02(b) to pay the Company interest.

            (i) The Person in whose name the certificate for any Common Shares delivered on conversion is registered (or with respect to which book-entry transfer through the Depositary shall be effected) shall be treated as a shareholder of record as of the close of business on the Conversion Date in the case of Physical Settlement and on the last Trading Day of the relevant Observation Period in the case of Combination Settlement. Upon a conversion of Notes, such Person shall no longer be a Holder of such Notes surrendered for conversion.

            (j) The Company shall not issue any fractional Common Shares on conversion of the Notes and shall instead pay cash in lieu of any fractional Common Shares issuable on conversion based on the Daily VWAP on the Conversion Date in the case of Physical Settlement and the last Trading Day of the relevant Observation Period in the case of Combination Settlement. For each Note surrendered for conversion, the full number of Common Shares that shall be issued on conversion thereof shall be computed on the basis of the aggregate Daily Settlement Amounts for the applicable Observation Period and any fractional shares remaining after such computation shall be paid in cash.

            (k) Subject to this Section 14.02(k), on conversion of any Note, the Company shall, at its election, pay or deliver, as the case may be, to the converting Holder, in full satisfaction of its conversion obligation, cash (“Cash Settlement”), Common Shares (“Physical Settlement”) or a combination of cash and Common Shares (“Combination Settlement”), as set forth in this Section 14.02(k) (each, a “Settlement Method”).

            All conversions for which the relevant Conversion Date occurs on or after July 1, 2018 shall be settled using the same Settlement Method and the same relative proportion of cash and/or Common Shares as all other conversions occurring on or after July 1, 2018. The Company shall deliver notice to Holders through the Conversion Agent of the Settlement Method the Company has selected for conversions occurring on or after July 1, 2018 no later than July 1, 2018.

            Prior to July 1, 2018, the Company shall use the same Settlement Method (including the same relative proportion of cash and/or Common Shares) for all conversions for which the relevant Conversion Date occurs on the same Conversion Date but shall not have any obligation to use the same Settlement Method with respect to conversions that occur on different Conversion Dates. Prior to July 1, 2018, the Company shall deliver notice to converting Holders through the Conversion Agent of the Settlement Method the Company has selected no later than the close of business on the Trading Day immediately following the relevant Conversion Date.

            If the Company exercises its right to redeem the Notes under Section 16.01 or Section 16.02, the Company shall use the same Settlement Method for any conversions by Holders pursuant to Section 14.01(b)(v). The Company shall specify the applicable Settlement Method in the Redemption Notice.

            If the Company elects Combination Settlement in respect of any conversion, but fails to notify the Conversion Agent of the Specified Dollar Amount per $1,000 principal amount of Notes, the Specified Dollar Amount shall be deemed to be $1,000. If the Company elects Combination Settlement, the Specified Dollar Amount per $1,000 principal amount of Notes shall not be less than $1,000. Until the Company’s borrowings under the Senior Credit Facility are repaid in full and the Senior Credit Facility has been terminated or until the Senior Credit Facility has been amended to permit Cash Settlement or Combination Settlement, the Company is required to settle any conversion through Physical Settlement.

Section 14.03 . Increased Conversion Rate Applicable to Certain Notes Surrendered in Connection with a Make-Whole Fundamental Change and Redemption Notice. (a) If (i) the Effective Date of a Make-Whole Fundamental Change occurs prior to the Maturity Date, (ii) on or after October 6, 2016, the Company gives a Redemption Notice with respect to all or any portion of the Notes to the Holders pursuant to Section 16.01 or (iii) the Company gives a Redemption Notice with respect to all of the Notes to the Holders pursuant to Section 16.02, and a Holder elects to convert its Notes in connection with such Make-Whole Fundamental Change or Redemption Notice, as the case may be, the Company shall, under the circumstances described below, increase the Conversion Rate for the Notes so surrendered for conversion by a number of additional Common Shares (the “Additional Shares”), as described below. A conversion of Notes shall be deemed for these purposes to be “in connection with” such Make-Whole Fundamental Change if the relevant Notice of Conversion (or, in the case of a Global Note, the relevant notice of conversion in accordance with the Depositary’s applicable procedures) is received by the Conversion Agent during the period from, and including, the Effective Date of the Make-Whole Fundamental Change to, and including, the close of business on the Business Day immediately prior to the related Fundamental Change Repurchase Date (or, in the case of a Make-Whole Fundamental Change that would have been a Fundamental Change but for the proviso in clause (b) of the definition thereof, the 35th Trading Day immediately following the Effective Date of such Make-Whole Fundamental Change). A conversion of Notes shall be deemed for these purposes to be “in connection with” such Redemption Notice if the relevant Notice of Conversion (or, in the case of a Global Note, the relevant notice of conversion in accordance with the Depositary’s applicable procedures) is received by the Conversion Agent from, and including, the date of the Redemption Notice until the close of business on the Business Day immediately preceding the Redemption Date.

            (b) The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) of the Effective Date of any Make-Whole Fundamental Change and issue a press release (and make such press release available on the Company’s website) announcing such Effective Date no later than five Business Days after such Effective Date (the “Make-Whole Fundamental Change Company Notice”). Upon surrender of Notes for conversion in connection with a Make-Whole Fundamental Change or Redemption Notice, the Company shall satisfy the related Conversion Obligation in accordance with Section 14.02 based on the Conversion Rate as increased to reflect the Additional Shares pursuant to the table below; provided, however, that if, in the case of a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, consideration received by the holders of the Common Shares is composed entirely of cash, for any conversion of Notes following the Effective Date of such Make-Whole Fundamental Change, the Conversion Obligation shall be calculated based solely on the Share Price for the transaction and shall be deemed to be an amount of cash per $1,000 principal amount of converted Notes equal to the Conversion Rate (including any increase for Additional Shares), multiplied by such Share Price. In such event, the Conversion Obligation shall be paid to Holders in cash on the third Business Day following the Conversion Date.

            (c) The number of Additional Shares, if any, by which the Conversion Rate shall be increased shall be determined by reference to the table in Section 14.03(e), based on the date on which the Make-Whole Fundamental Change occurs or becomes effective or the date of the Redemption Notice (each, an “Effective Date”) and the price (the “Share Price”) paid (or deemed to be paid) per Common Share in the Make-Whole Fundamental Change or, in the case of a Redemption Notice, as described below. If the holders of the Common Shares receive in exchange for their Common Shares only cash in a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Share Price shall be the cash amount paid per share. Otherwise, and in the case of a conversion in connection with a Redemption Notice, the Share Price shall be the average of the Last Reported Sale Prices of the Common Shares over the five Trading Day period ending on, and including, the Trading Day immediately preceding the Effective Date. The Board of Directors shall make appropriate adjustments to the Share Price, in its good faith determination, to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date of the event occurs, during such five Trading Day period.

            (d) The Share Prices set forth in the column headings of the table in Section 14.03(e) shall be adjusted as of any date on which the Conversion Rate is otherwise adjusted. The adjusted Share Prices shall equal the Share Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to such adjustment giving rise to the Share Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Shares set forth in the table below shall be adjusted in the same manner and at the same time as the Conversion Rate as set forth in Section 14.04.

            (e) The following table sets forth the number of Additional Shares by which the Conversion Rate per $1,000 principal amount of Notes shall be increased pursuant to this Section 14.03 for each Share Price and Effective Date set forth below:

Effective Date		Share Price
	$2.86	$3.50	$3.93	$4.50	$5.00	$7.00	$10.00	$15.00	$20.00	$30.00
August 23, 2013	95.3591	65.4657	52.2710	40.1648	32.6436	16.7742	8.1439	3.1897	1.3004	0.4438
October 1, 2014	95.3591	64.4008	50.3646	37.7397	30.0774	14.6475	6.9061	2.6821	1.0766	0.3453
October 1, 2015	95.3591	61.8445	46.9124	33.8470	26.1794	11.7772	5.3837	2.1008	0.8294	0.2407
October 1, 2016	95.3591	56.9088	41.0118	27.7044	20.3286	8.0562	3.6366	1.4707	0.5699	0.1376
October 1, 2017	95.3591	47.8968	30.8002	17.7952	11.5112	3.6884	1.8252	0.7865	0.2922	0.0362
October 1, 2018	95.3591	31.4231	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

            The exact Share Price and Effective Date may not be set forth in the table above, in which case:

            (i) if the Share Price is between two Share Prices in the table or the Effective Date is between two Effective Dates in the table, the number of Additional Shares shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Share Prices and the earlier and later Effective Dates, as applicable, based on a 365-day year;

            (ii) if the Share Price is greater than $30.00 per share (subject to adjustment in the same manner as the Share Prices set forth in the column headings of the table above pursuant to Section 14.03(d)), no Additional Shares shall be added to the Conversion Rate; and

            (iii) if the Share Price is less than $2.86 per share (subject to adjustment in the same manner as the Share Prices set forth in the column headings of the table above pursuant to Section 14.03(d)), no Additional Shares shall be added to the Conversion Rate.

Notwithstanding the foregoing, in no event shall the Conversion Rate per $1,000 principal amount of Notes exceed 349.6503 Common Shares, subject to adjustment in the same manner as the Conversion Rate pursuant to Section 14.04.

            (f) Nothing in this Section 14.03 shall prevent an adjustment to the Conversion Rate pursuant to Section 14.04 in respect of a Make-Whole Fundamental Change, if applicable.

Section 14.04 . Adjustment of Conversion Rate. The Conversion Rate shall be adjusted from time to time by the Company if any of the following events occurs, except that the Company shall not make any adjustments to the Conversion Rate if Holders of the Notes participate (other than in the case of a share subdivision or share combination), at the same time and upon the same terms as holders of the Common Shares and solely as a result of holding the Notes, in any of the transactions described in this Section 14.04, without having to convert their Notes, as if they held a number of Common Shares equal to the Conversion Rate, multiplied by the principal amount of Notes held by such Holder divided by $1,000.

            (a) If the Company exclusively issues Common Shares as a dividend or distribution on the Common Shares, or if the Company effects a share subdivision or share combination, the Conversion Rate shall be adjusted based on the following formula:

CR 1 = CR 0 X	OS1
OS 0

where,

CR 0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex- Dividend Date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share subdivision or share combination, as applicable;

CR 1	=	the Conversion Rate in effect immediately after the open of business on such Ex- Dividend Date or effective date;

OS 0	=	the number of Common Shares outstanding immediately prior to the open of business on such Ex-Dividend Date or effective date; and

OS 1	=	the number of Common Shares outstanding immediately after giving effect to such dividend, distribution, share subdivision or share combination.

Any adjustment made under this Section 14.04(a) shall become effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution, or immediately after the open of business on the effective date for such share subdivision or share combination, as applicable. If any dividend or distribution of the type described in this Section 14.04(a) is declared but not so paid or made, or the outstanding Common Shares are not subdivided or combined, as the case may be, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution or to effect such subdivision or combination, to the Conversion Rate that would then be in effect if such dividend or distribution, or share subdivision or share combination, had not been declared or announced.

            (b) If the Company issues to all or substantially all holders of the Common Shares any rights, options or warrants entitling them, for a period of not more than 60 calendar days after the issue date of such issuance, to subscribe for or purchase Common Shares at a price per Common Share that is less than the average of the Last Reported Sale Prices of the Common Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be increased based on the following formula:

CR 1 = CR 0	(OS 0 + X)
(OS 0 + Y)

where,

CR 0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex- Dividend Date for such issuance;

CR 1	=	the Conversion Rate in effect immediately after the open of business on such Ex- Dividend Date;

OS 0	=	the number of Common Shares outstanding immediately prior to the open of business on such Ex-Dividend Date;

X	=	the total number of Common Shares issuable pursuant to such rights, options or warrants; and

Y	=

the number of Common Shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Last Reported Sale Prices of the Common Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this Section 14.04(b) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the open of business on the Ex-Dividend Date for such issuance. To the extent that Common Shares are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Common Shares actually delivered. If such rights, options or warrants are not so issued, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such Ex-Dividend Date for such issuance had not occurred.

            For purposes of this Section 14.04(b) and Section 14.01(b)(ii)(A), in determining whether any rights, options or warrants entitle the holders of Common Shares to subscribe for or purchase Common Shares at less than such average of the Last Reported Sale Prices of the Common Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such Common Shares, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

            (c) If the Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of the Common Shares, excluding (i) dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 14.04(a) or Section 14.04(b), (ii) dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to Section 14.04(d) and (iii) Spin-Offs as to which the provisions set forth below in this Section 14.04(c) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Capital Stock or other securities of the Company, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

CR 1 = CR 0	SP 0
(SP 0− FMV)

where,

CR 0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex- Dividend Date for such distribution;

CR 1	=	the Conversion Rate in effect immediately after the open of business on such Ex- Dividend Date;

SP 0	=

the average of the Last Reported Sale Prices of the Common Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=	the fair market value (as determined by the Board of Directors) of the Distributed Property with respect to each outstanding Common Share as of the Ex-Dividend Date for such distribution.

Any increase made under the portion of this Section 14.04(c) above shall become effective immediately after the open of business on the Ex-Dividend Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such distribution had not been declared.

            Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than in “SP0” (as defined above) or if the difference between “FMV” and “SP0” is less than $0.50, lieu of the foregoing increase, an alternative adjustment shall be made, and to effect such adjustment, provision shall be made for each Holder of a Note to receive, for each $1,000 principal amount thereof, at the same time and upon the same terms as holders of the Common Shares receive the Distributed Property, the amount and kind of Distributed Property such Holder would have received if such Holder owned a number of Common Shares equal to the Conversion Rate in effect on the Ex-Dividend Date for the distribution.

            If the Board of Directors determines the “FMV” (as defined above) of any distribution for purposes of this Section 14.04(c) by reference to the actual or when-issued trading market for any securities, it shall in doing so consider the prices in such market over the same period used in computing the Last Reported Sale Prices of the Common Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution.

            With respect to an adjustment pursuant to this Section 14.04(c) where there has been a payment of a dividend or other distribution on the Common Shares of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company, that are, or, when issued, will be, listed or admitted for trading on a U.S. or Canadian national securities exchange (a “Spin-Off”) (and which shall include a Canadian SpinOff), the Conversion Rate shall be increased based on the following formula:

CR 1 = CR 0 X	(FMV0+ MP0 )
MP 0

where,

CR 0	=	the applicable Conversion Rate in effect immediately prior to the end of the Valuation Period;

CR 1	=	the applicable Conversion Rate in effect immediately after the end of the Valuation Period;

FMV 0	=

the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Common Shares applicable to one Common Share (determined by reference to the definition of Last Reported Sale Price as set forth in Section 1.01 as if references therein to Common Shares were to such Capital Stock or similar equity interest) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the “Valuation Period”); and

MP 0	=	the average of the Last Reported Sale Prices of the Common Shares over the Valuation Period.

The adjustment to the Conversion Rate under the preceding paragraph shall occur after the close of business on the last Trading Day of the Valuation Period; provided that in respect of any conversion of Notes during the Valuation Period, references in the portion of this Section 14.04(c) related to Spin-Offs to 10 Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed between the Ex-Dividend Date of such Spin-Off and the Conversion Date in determining the Conversion Rate. If the Ex-Dividend Date of the Spin-Off is after the 10th Trading Day immediately preceding, and including, the end of any Observation Period in respect of a conversion of Notes, references in this paragraph to 10 Trading Days shall be deemed to be replaced, solely in respect of that conversion, with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date for the Spin-Off to, and including, the last Trading Day of such Observation Period.

For purposes of this Section 14.04(c) (and subject in all respect to Section 14.11), rights, options or warrants distributed by the Company to all holders of the Common Shares entitling them to subscribe for or purchase shares of the Company’s Capital Stock, including Common Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Common Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of Common Shares, shall be deemed not to have been distributed for purposes of this Section 14.04(c) (and no adjustment to the Conversion Rate under this Section 14.04(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 14.04(c). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex-Dividend Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 14.04(c) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder or holders of Common Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Common Shares as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

            For purposes of Section 14.04(a), Section 14.04(b) and this Section 14.04(c), any dividend or distribution to which this Section 14.04(c) is applicable that also includes one or both of:

            (A)      a dividend or distribution of Common Shares to which Section 14.04(a) is applicable (the “Clause A Distribution”); or

            (B)      a dividend or distribution of rights, options or warrants to which Section 14.04(b) is applicable (the “Clause B Distribution”),

then (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 14.04(c) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 14.04(c) with respect to such Clause C Distribution shall then be made, and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 14.04(a) and Section 14.04(b) with respect thereto shall then be made, except that, if determined by the Company (I) the “Ex-Dividend Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Ex-Dividend Date of the Clause C Distribution and (II) any Common Shares included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the open of business on such Ex-Dividend Date or effective date” within the meaning of Section 14.04(a) or “outstanding immediately prior to the open of business on such Ex-Dividend Date” within the meaning of Section 14.04(b).

            (d) If any cash dividend or distribution is made to all or substantially all holders of Common Shares, the Conversion Rate shall be adjusted based on the following formula:

CR 1 = CR 0 X	SP 0
(SP0 − C)

where,

CR 0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex- Dividend Date for such dividend or distribution;

CR 1	=	the Conversion Rate in effect immediately after the open of business on the Ex- Dividend Date for such dividend or distribution;

SP 0	=	the Last Reported Sale Price of the Common Shares on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C	=	the amount in cash per share the Company distributes to all or substantially all holders of its Common Shares.

            Any increase pursuant to this Section 14.04(d) shall become effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to make or pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

            Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” in lieu of the (as defined above) or if the difference between “C” and “SP0” is less than $0.50, foregoing increase, an alternative adjustment shall be made, and to effect such adjustment, provision shall be made for each Holder of a Note to receive, for each $1,000 principal amount of Notes, at the same time and upon the same terms as holders of Common Shares, the amount of cash that such Holder would have received if such Holder owned a number of Common Shares equal to the Conversion Rate on the Ex-Dividend Date for such cash dividend or distribution.

            (e) If the Company or any of its Subsidiaries make a payment in respect of a tender or exchange offer for the Common Shares, to the extent that the cash and value of any other consideration included in the payment per Common Share exceeds the average of the Last Reported Sale Prices of the Common Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

CR 1 = CR 0 X	(AC + (SP1 × OS 1 ))
(OS0 × SP1 )

where,

CR 0	=

the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR 1	=

the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Common Shares purchased in such tender or exchange offer;

OS 0	=

the number of Common Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS 1	=

the number of Common Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP 1	=

the average of the Last Reported Sale Prices of the Common Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The adjustment to the Conversion Rate under this Section 14.04(e) shall occur at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within the 10 Trading Days immediately following, and including, the Trading Day next succeeding the expiration date of any tender or exchange offer, references in this Section 14.04(e) with respect to 10 Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed between the expiration date of such tender or exchange offer and the Conversion Date in determining the Conversion Rate. In addition, if the Trading Day next succeeding the date such tender or exchange offer expires is after the 10th Trading Day immediately preceding, and including, the end of any Observation Period in respect of a conversion of Notes, references in this paragraph to 10 Trading Days shall be deemed to be replaced, solely in respect of that conversion, with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the date such tender or exchange offer expires to, and including, the last Trading Day of such Observation Period.

Notwithstanding the foregoing, if a Conversion Rate adjustment becomes effective on any Ex-Dividend Date as described above and a Holder that has converted its Notes on or after such Ex-Dividend Date and on or prior to the related Record Date would be treated as the record holder of Common Shares as of the related Conversion Date as described under Section 14.02 based on an adjusted Conversion Rate for such Ex-Dividend Date, then, notwithstanding the foregoing Conversion Rate adjustment provisions, the Conversion Rate adjustment relating to such Ex-dividend date will not be made for such converting Holder. Instead, such Holder will be treated as if such Holder were the record owner of the Common Shares on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

            (f) If the application of the formulas in clauses (a), (b), (c), (d) and (e) of this Section 14.04 would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate will be made (other than as a result of a reverse share subdivision or share combination). In no event shall the Conversion Rate per $1,000 principal amount of the Notes exceed 349.6503 Common Shares, subject to adjustment in the same manner as the Conversion Rate as set forth in this Section 14.04.

            (g) All calculations and other determinations under this Article 14 shall be made by the Company and adjustments to the Conversion Rate shall be made to the nearest one-ten thousandth (1/10,000) of a Common Share.

            (h) Except as stated herein, the Company shall not adjust the Conversion Rate for the issuance of shares of its Common Shares or any securities convertible into or exchangeable for Common Shares or the right to purchase Common Shares or such convertible or exchangeable securities. In addition, notwithstanding anything to the contrary in this Article 14, the Conversion Rate shall not be adjusted:

            (i) upon the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Common Shares under any plan;

            (ii) upon the issuance of any Common Shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of the Company’s Subsidiaries;

            (iii) upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) of this subsection and outstanding as of the date the Notes were first issued;

            (iv) for stock repurchases that are not tender or exchange offers referred to in Section 14.04(e), including structured or derivative transactions or pursuant to a stock repurchase program approved by the Board of Directors; or

            (v) for accrued and unpaid interest, if any.

           (i) Notwithstanding anything in this Article 14 to the contrary, the Company shall not be required to adjust the Conversion Rate unless the adjustment would result in a change of at least 1% of such Conversion Rate. However, the Company shall carry forward any adjustments that are less than 1% of such Conversion Rate and take them into account when determining subsequent adjustments. In addition, the Company shall make any carried-forward adjustments not otherwise effected (i) upon any conversion of the Notes, (ii) on the effective date of any Fundamental Change or the Effective Date of a Make-Whole Fundamental Change, (iii) on the Redemption Date, if applicable, (iv) on each Trading Day during any Observation Period and (v) on the Maturity Date of the Notes.

            (j) Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee (and the Conversion Agent if not the Trustee) an Officer’s Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officer’s Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to each Holder at its last address appearing on the Note Register of this Indenture. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

            (k) For purposes of this Section 14.04, the number of Common Shares at any time outstanding shall not include shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Common Shares held in the treasury of the Company, but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Common Shares.

            (l) In addition to those adjustments required by this Section 14.04:

            (i) the Company may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Board of Directors determines that such increase would be in the Company’s best interest; and

            (ii) the Company may (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of Common Shares or rights to purchase Common Shares in connection with a dividend or distribution of Common Shares (or rights to acquire Common Shares) or similar event.

Whenever the Conversion Rate is increased pursuant to either (i) or (ii) above, the Company shall mail to the Holder and shall post on its website a notice of the increase at least 15 calendar days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

Section 14.05 . Adjustments of Prices. Whenever any provision of this Indenture requires the Company to calculate the Last Reported Sale Prices, the Daily VWAPs, the Daily Conversion Values or the Daily Settlement Amounts over a span of multiple days (including an Observation Period and the period for determining the Share Price for purposes of a Make-Whole Fundamental Change or Redemption Notice), the Board of Directors shall make appropriate adjustments to each to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date of the event occurs, at any time during the period when the Last Reported Sale Prices, the Daily VWAPs, the Daily Conversion Values or the Daily Settlement Amounts are to be calculated.

Section 14.06 . Shares to Be Fully Reserved. The Company shall reserve, out of its authorized but unissued shares, the maximum number of Common Shares issuable on conversion of the Notes from time to time (assuming that at the time of computation of such number of shares, all such Notes would be converted by a single Holder).

Section 14.07 . Effect of Recapitalizations, Reclassifications and Changes of the Common Shares. (a) In the case of:

            (i) any recapitalization, reclassification or change of the Common Shares (other than changes resulting from a subdivision or combination);

            (ii) any consolidation, merger, amalgamation, binding share exchange or combination involving the Company;

            (iii)any sale, conveyance, lease or other transfer to a third party of all or substantially all of the consolidated assets of the Company and the Company’s Subsidiaries, taken as a whole; or

            (iv)any statutory share exchange,

in each case, as a result of which the Common Shares would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Share Exchange Event”), then, at and after the effective time of the transaction, the Company, or the Successor Company, as the case may be, will execute with the Trustee, without the consent of the Holders, a supplemental indenture providing that, at and after the effective time of the transaction, the right to convert each $1,000 principal amount of Notes will be changed into a right to convert such principal amount of Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Common Shares equal to the Conversion Rate immediately prior to such transaction would have owned or been entitled to receive (the “Reference Property” and the amount of Reference Property that a holder of one Common Share immediately prior to such transaction would have been entitled to receive upon the occurrence of such transaction, a “Unit of Reference Property”) upon such transaction. However, at and after the effective time of the transaction, (i) the Company will continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, on conversion of the Notes as set forth under Section 14.02 and (ii) (A) any amount payable in cash on conversion of the Notes as set forth under Section 14.02 shall continue to be payable in cash, (B) any Common Shares that the Company would have been required to deliver on conversion of the Notes in accordance with Section 14.02 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Common Shares would have received in such Share Exchange Event and (C) the Daily VWAP shall be calculated based on the value of a Unit of Reference Property that a holder of one Common Share would have received in such transaction; provided further, however, that if the Holders receive only cash in such transaction, then for all conversions that occur after the effective date of such transaction (i) the consideration due on conversion of each $1,000 principal amount of Notes shall be solely cash in an amount equal to the Conversion Rate in effect on the Conversion Date (subject to adjustment as described in Section 14.03), multiplied by the price paid per Common Share in such transaction and (ii) the Company shall satisfy its obligation by paying cash to converting Holders on the third Business Day immediately following the Conversion Date.

            If the Share Exchange Event causes the Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then the Reference Property into which the Notes will be convertible shall be deemed to be (i) the weighted average of the types and amounts of consideration received by the holders of Common Shares that affirmatively make such an election or (ii) if no holders of Common Shares affirmatively make such an election, the types and amounts of consideration actually received by the holders of Common Shares. The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) of such weighted average as soon as practicable after such determination is made.

            Such supplemental indenture described in the second immediately preceding paragraph shall provide for adjustments that shall be as nearly equivalent as is possible to the adjustments provided for in this Article 14. If the Reference Property includes shares of stock, securities or other property or assets of a company other than the Company or the Successor Company, as the case may be, in such transaction, such other company shall also be required to execute such supplemental indenture, and such supplemental indenture shall contain such additional provisions to protect the interests of the Holders, including the obligation to offer to purchase the Notes upon a Fundamental Change, subject to the Fundamental Change Repurchase Condition, as described under Article 15, as the Board of Directors reasonably considers necessary by reason of the foregoing.

            If the Notes become convertible into Reference Property, the Company shall notify the Trustee and issue a press release containing the relevant information (and make such press release available on the Company’s website).

            (b) In the event the Company shall execute a supplemental indenture pursuant to Section 14.07(a), the Company shall promptly file with the Trustee an Officer’s Certificate briefly stating the reasons therefor, the kind or amount of stock, other securities or other property or assets (including cash or any combination thereof) that will comprise the Reference Property after any such Share Exchange Event, any adjustment to be made with respect thereto and that all conditions precedent have been complied with, and shall promptly mail notice thereof to all Holders. The Company shall cause notice of the execution of such supplemental indenture to be mailed to each Holder, at its address appearing on the Note Register provided for in this Indenture, within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

            (c) The Company shall not become a party to any Share Exchange Event unless its terms are consistent with this Section 14.07. None of the foregoing provisions shall affect the right of a holder of Notes to convert its Notes as set forth in Section 14.01 and Section 14.02 prior to the effective date of such Share Exchange Event.

            (d) Notwithstanding the foregoing, if, prior to the date that is five years plus one day from the last date of original issuance of Notes, Holders of Notes would otherwise be entitled to receive, on conversion of the Notes, Ineligible Consideration, such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the Successor Company, as the case may be, shall have the right (at the sole option of the Company or the Successor Company, as the case may be) to deliver either such Ineligible Consideration or “prescribed securities,” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied for the 2007 taxation year, with a market value equal to the market value of such Ineligible Consideration. The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) as promptly as practicable following the date the Company publicly announces such transaction but in no event less than 30 Scheduled Trading Days prior to the anticipated effective date of such transaction, unless the Company has previously agreed to a Physical Settlement for all such conversions, in which case the Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) no less than 10 Scheduled Trading Days prior to the anticipated effective date of such transaction. Such notice shall also state the consideration into which the Notes will be convertible after the effective date of such transaction. After such notice, the Company or the Successor Company, as the case may be, may not change the consideration to be delivered on conversion of the Notes except in accordance with any other provision of this Indenture.

            (e) Notwithstanding any other provision of this Article 14, if the Company effects a transaction that would be a Spin-Off, but for the fact that it is, for tax, securities law or other reasons, structured as a Share Exchange Event, and in such transaction, (i) the holders of Common Shares receive both shares of a new series or class of common shares of the Company (the “New Shares”) and shares of the entity being spun off (the “Spin-Off Shares”), and (ii) the rights and privileges of the holders of Common Shares are not materially adversely affected (a “Canadian Spin-Off”), then the Company may (but is not obligated to), by notice to the Holders of the Notes and the Trustee prior to the effective date of such transaction, elect to treat the distribution of the Spin-Off Shares as being subject to the adjustment provisions set forth in Section 14.04(c) and the distribution of the New Shares as being subject to this Section 14.07 as if the distribution of the Spin-Off Shares was in a separate transaction subject only to Section 14.04(c).

            (f) The above provisions of this Section shall similarly apply to successive Share Exchange Events.

Section 14.08 . Certain Covenants.

            (a)   The Company covenants that all Common Shares issued on conversion of Notes have been duly authorized, allotted and reserved for issuance and, when issued on conversion of the Notes in accordance with this Indenture, will be validly issued, fully paid and non-assessable by the Company and free from all preemptive rights and taxes, liens and charges with respect to the issue thereof.

            (b)   The Company covenants that, if any Common Shares to be provided for the purpose of conversion of Notes hereunder require registration with or approval of any governmental authority under any U.S. federal or state or Canadian law before such shares may be validly issued on conversion, the Company shall, to the extent then permitted by the rules and interpretations of the Commission and applicable securities laws in each of the provinces and territories in Canada, secure such registration or approval, as the case may be.

            (c)   The Company further covenants that if at any time the Common Shares shall be listed on any national securities exchange or automated quotation system, the Company will list and keep listed, so long as the Common Shares shall be so listed on such exchange or automated quotation system, any Common Shares issuable on conversion of the Notes.

Section 14.09 . Responsibility of Trustee. The Trustee and any other Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine the Conversion Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares, or of any securities, property or cash that may at any time be issued or delivered on the conversion of any Note; and the Trustee and any other Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any Common Shares or stock certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 14.07 relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Holders on the conversion of their Notes after any event referred to in such Section 14.07 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 7.01, may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officer’s Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto. Neither the Trustee nor the Conversion Agent shall be responsible for determining whether any event contemplated by Section 14.01(b) has occurred that makes the Notes eligible for conversion or no longer eligible therefor until the Company has delivered to the Trustee and the Conversion Agent the notices referred to in Section 14.01(b) with respect to the commencement or termination of such conversion rights, on which notices the Trustee and the Conversion Agent may conclusively rely, and the Company agrees to deliver such notices to the Trustee and the Conversion Agent immediately after the occurrence of any such event or at such other times as shall be provided for in Section 14.01(b).

Section 14.10 . Notice to Holders Prior to Certain Actions. In case of any:

            (a)   action by the Company or one of its Subsidiaries that would require an adjustment in the Conversion Rate pursuant to Section 14.04 or Section 14.11;

            (b)   Share Exchange Event; or

            (c)   voluntary or involuntary dissolution, liquidation or winding-up of the Company or any of its Subsidiaries;

then, in each case (unless notice of such event is otherwise required pursuant to another provision of this Indenture), the Company shall cause to be filed with the Trustee and the Conversion Agent (if other than the Trustee) and to be mailed to each Holder at its address appearing on the Note Register, as promptly as possible but in any event at least 20 days prior to the applicable date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such action by the Company or one of its Subsidiaries or, if a record is not to be taken, the date as of which the holders of Common Shares of record are to be determined for the purposes of such action by the Company or one of its Subsidiaries, or (ii) the date on which such Share Exchange Event, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Common Shares of record shall be entitled to exchange their Common Shares for securities or other property deliverable upon such Share Exchange Event, dissolution, liquidation or winding-up.

Failure to give such notice, or any defect therein, shall not affect the legality or validity of such action by the Company or one of its Subsidiaries, Share Exchange Event, dissolution, liquidation or winding-up.

Section 14.11 . Shareholder Rights Plans. If the Company has a rights plan in effect on conversion of the Notes, each Common Share, if any, issued on such conversion shall be entitled to receive the appropriate number of rights, if any, and, if applicable, the certificates representing the Common Shares issued on such conversion shall bear such legends, in each case as may be provided by the terms of any such shareholder rights plan, as the same may be amended from time to time. If prior to conversion, however, the rights have separated from the Common Shares in accordance with the provisions of the applicable stockholder rights plan so that the Holders would not be entitled to receive any rights in respect of Common Shares, if any, issuable on conversion of the Notes, the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all or substantially all holders of Common Shares Distributed Property as provided in Section 14.04(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.

ARTICLE 15
PURCHASE OF NOTES AT OPTION OF HOLDERS UPON A FUNDAMENTAL CHANGE

Section 15.01 . Intentionally Omitted.

Section 15.02 . Purchase at Option of Holders Upon a Fundamental Change. (a) If a Fundamental Change occurs at any time prior to the Maturity Date, as long as the Fundamental Change Repurchase Condition has been satisfied, the Company shall offer to repurchase for cash all of such Holder’s Notes, or any portion thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the “Fundamental Change Repurchase Date”) specified by the Company that is not less than 20 or more than 35 Business Days following the date of the Fundamental Change Company Notice at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but not including, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to Holders of record as of such Regular Record Date, and the Fundamental Change Repurchase Price shall be equal to 100% of the principal amount of Notes to be purchased pursuant to this Article 15.

            As a condition to paying the Fundamental Change Repurchase Price upon the occurrence of a Fundamental Change (the “Fundamental Change Repurchase Condition”):

             (i)      the required lenders under the Senior Credit Facility shall have consented to such payment being made and waived any event of default thereunder caused by the applicable Fundamental Change;

              (ii)      the Company shall have repaid all outstanding indebtedness under, and terminated, the Senior Credit Facility; or

            (iii) the Company shall have offered to repay all such indebtedness and made payment to the lenders of the Senior Credit Facility that accepted such offer and obtained (x) consent for the payment of the Fundamental Change Repurchase Price and (y) a waiver of any event of default arising under the Senior Credit Facility caused by the applicable Fundamental Change, in each case, from the required percentage of the remaining lenders.

            The Company shall obtain the required consents and waivers from the lenders under the Senior Credit Facility or make any repayments of indebtedness thereunder as necessary to ensure that the Fundamental Change Repurchase Condition has been satisfied prior to the Fundamental Change Repurchase Date.

            (b) Purchases of Notes under this Section 15.02 shall be made, at the option of the Holder thereof, upon:

              (i) delivery to the Paying Agent by a Holder of a duly completed notice (the “Fundamental Change Repurchase Notice”) in the form set forth in Attachment 2 to the Form of Note attached hereto as Exhibit A, if the Notes are Physical Notes, or in compliance with the applicable procedures of the Depositary for surrendering interests in Global Notes, if the Notes are Global Notes, in each case on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date; and

              (ii) delivery of the Notes (together with all necessary endorsements for transfer), if the Notes are Physical Notes, to the Paying Agent at the Corporate Trust Office of the Paying Agent, or book-entry transfer of the Notes, if the Notes are Global Notes, in compliance with the applicable procedures of the Depositary, in each case on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date; such delivery is a condition to receipt by the Holder of the Fundamental Change Repurchase Price therefor.

            The Fundamental Change Repurchase Notice in respect of any Notes to be repurchased shall state:

            A.      in the case of Physical Notes, the certificate numbers of the Notes to be delivered for purchase;

            B.      the portion of the principal amount of Notes to be purchased, which must be $1,000 or a multiple thereof; and

            C.      that the Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes and this Indenture;

provided, however, that if the Notes are Global Notes, the Fundamental Change Repurchase Notice must comply with appropriate procedures of the Depositary.

            Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Fundamental Change Repurchase Notice contemplated by this Section 15.02 shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 15.03.

            If a Holder has delivered a Fundamental Change Repurchase Notice with respect to a Note, such Holder may not surrender such Note for conversion until such Holder has validly withdrawn such Fundamental Change Repurchase Notice in accordance with Section 15.03.

            The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Repurchase Notice or written notice of withdrawal thereof.

            (c) On or before the 20th calendar day after the occurrence of the effective date of a Fundamental Change, the Company shall mail or otherwise furnish to all Holders of Notes and the Trustee and the Paying Agent (if other than the Trustee) a notice (the “Fundamental Change Company Notice”) of the occurrence of the Fundamental Change and, if applicable, of the repurchase right at the option of the Holders arising as a result thereof. Such notice shall be by first class mail or, in the case of Global Notes, in accordance with the applicable procedures of the Depositary. Simultaneously with providing such notice, the Company shall issue a press release and publish a notice containing the information set forth in the Fundamental Change Company Notice on the Company’s website (or through such other public medium as the Company may use at that time). Each Fundamental Change Company Notice shall specify:

            (i) the events causing the Fundamental Change;

            (ii) the date of the Fundamental Change;

            (iii) the last date on which a Holder may exercise the repurchase right pursuant to this Article 15;

            (iv) the Fundamental Change Repurchase Price;

            (v) whether the Fundamental Change Repurchase Condition has been satisfied and, if not, any actions that the Company is taking or intends to take to ensure that such condition is satisfied prior to the Fundamental Change Repurchase Date;

            (vi) the Fundamental Change Repurchase Date;

            (vii) the name and address of the Paying Agent and the Conversion Agent (if other than the Trustee);

            (viii) the Conversion Rate and any adjustments to the Conversion Rate, including any adjustment as described under Section 14.03;

            (ix)that the Notes with respect to which a Fundamental Change Repurchase Notice has been delivered by a Holder may be converted only if the Holder withdraws the Fundamental Change Repurchase Notice in accordance with the terms of this Indenture; and

            (x) the procedures that Holders must follow to require the Company to purchase their Notes.

            No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ purchase rights or affect the validity of the proceedings for the purchase of the Notes pursuant to this Section 15.02.

            At the Company’s written request, the Trustee shall give such notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Fundamental Change Company Notice shall be prepared by the Company.

            If the Fundamental Change Repurchase Condition has not been satisfied prior to the delivery of the Fundamental Change Company Notice and is thereafter satisfied prior to the Fundamental Change Repurchase Date, the Company shall so notify Holders and publish a notice thereof on its website or through such other public medium as the Company may use at that time, within one Business Day of the Fundamental Change Repurchase Condition being satisfied.

            (d) Notwithstanding the foregoing, no Notes may be purchased by the Company on any date at the option of the Holders upon a Fundamental Change if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes). The Paying Agent will promptly return to the respective Holders thereof any Physical Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes), or any instructions for book-entry transfer of the Notes in compliance with the procedures of the Depositary shall be deemed to have been cancelled, and, upon such return or cancellation, as the case may be, the Fundamental Change Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

Section 15.03 . Withdrawal of Fundamental Change Repurchase Notice. A Fundamental Change Repurchase Notice may be withdrawn (in whole or in part) by means of a written notice of withdrawal delivered to the Paying Agent in accordance with this Section 15.03 at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, specifying:

            (a)      the principal amount of the Notes with respect to which such notice of withdrawal is being submitted,

            (b)      if Physical Notes have been issued, the certificate number of the Note in respect of which such notice of withdrawal is being submitted, and

            (c)      the principal amount, if any, of such Note that remains subject to the original Fundamental Change Repurchase Notice, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000 in excess thereof;

provided, however, that if the Notes are Global Notes, the withdrawal notice must comply with appropriate procedures of the Depositary.

Section 15.04 . Deposit of Fundamental Change Repurchase Price. (a) The Company shall deposit with the Paying Agent or, if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust as provided in Section 4.04) on or prior to 11:00 a.m., New York City time, on the Fundamental Change Repurchase Date an amount of money sufficient to purchase all of the Notes to be purchased at the appropriate Fundamental Change Repurchase Price. Subject to receipt of funds by the Paying Agent, payment for Notes surrendered for purchase (and not validly withdrawn prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date) shall be made on the later of:

            (i)      the Fundamental Change Repurchase Date with respect to such Note (provided the Holder has satisfied the conditions in Section 15.02); and

            (ii)     the time of book-entry transfer or the delivery of such Note to the Paying Agent by the Holder thereof in the manner required by Section 15.02, by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear in the Note Register;

provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Paying Agent shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Fundamental Change Repurchase Price.

            (b)      If by 11:00 a.m., New York City time, on the Fundamental Change Repurchase Date, the Paying Agent holds money sufficient to make all required payments on all the Notes or portions thereof that are to be purchased on such Fundamental Change Repurchase Date, then, with respect to Notes that have been properly tendered and not validly withdrawn:

            (i)      such Notes shall cease to be outstanding,

            (ii)     interest shall cease to accrue on such Notes (whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the Paying Agent); and

            (iii)     all other rights of the Holders of such Notes will terminate (other than (x) the right to receive the Fundamental Change Repurchase Price) and (y) if the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the related Interest Payment Date, the right of the Holder on such Regular Record Date to receive the related interest payment).

            (c)      Upon surrender of a Note that is to be purchased in part pursuant to Section 15.02, the Company shall execute and the Trustee shall authenticate and deliver to the Holder a new Note in an authorized denomination equal in principal amount to the unpurchased portion of the Note surrendered.

Section 15.05. Covenant to Comply with Applicable Laws Upon Purchase of Notes. In connection with any purchase offer, the Company will, if required:

            (a)      comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable;

            (b)      file all materials required under applicable U.S. and Canadian securities laws or other applicable laws; and

            (c)      otherwise comply with all applicable U.S. federal and state and Canadian securities laws in connection with any offer by the Company to repurchase the Notes;

in each case, so as to permit the rights and obligations under this Article 15 to be exercised in the time and in the manner specified in this Article 15.

ARTICLE 16
OPTIONAL REDEMPTION

Section 16.01. Optional Redemption.

            (a)      Except as described in Section 16.02, prior to October 6, 2016, the Company may not redeem the Notes. On or after October 6, 2016, the Company may redeem any or all of the Notes on any Business Day (a “Redemption Date”) in cash at the Redemption Price; provided that the Last Reported Sale Price of the Common Shares for at least 20 Trading Days (whether or not consecutive) during a period of 30 consecutive Trading Days ending within five Trading Days immediately prior to the date of the Redemption Notice exceeds 130% of the Conversion Price on each applicable Trading Day.

            (b)      The Company shall give Redemption Notice not less than 30 Scheduled Trading Days nor more than 60 calendar days immediately preceding the Redemption Date to all Holders of Notes on the date of the redemption notice at their addresses shown in the Note Register (such notice, a “Redemption Notice”), with a copy to the Trustee and the Paying Agent (if other than the Trustee).

            The Redemption Notice shall identify the Notes and the aggregate principal amount thereof to be redeemed pursuant to the redemption and shall state:

(i)	the Redemption Date;

(ii)	the Redemption Price;

(iii)	that Holders have a right to convert the Notes called for redemption upon satisfaction of the requirements set forth in Section 14.01(b);

(iv)	the time at which the Holders’ right to convert the Notes called for redemption will expire, which will be the close of business on the Business Day immediately preceding the Redemption Date;

(v)	the Conversion Rate (including, if applicable, any increase pursuant to Section 14.03) and the Settlement Method that shall apply during the redemption period;

(vi)	the names and addresses of the Paying Agent and the Conversion Agent;

(vii)	the procedures a Holder must follow to convert its Notes;

(viii)	the CUSIP number or numbers, as the case may be, of the Notes to be redeemed; and

(ix)

in case any Note is to be redeemed in part only, the portion of the principal amount thereof to be redeemed and that on and after the Redemption Date, upon surrender of such Note, a new Note in principal amount equal to the unredeemed portion thereof shall be issued.

            At the Company’s request, the Trustee shall give the Redemption Notice in the Company’s name and at its expense; provided, however, that the Company has delivered to the Trustee, at least three Business Days prior to the date that the notice is required to be given to the Holders (unless a shorter notice period shall be agreed to by the Trustee), an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

            The Company shall issue a press release (and make the press release available on its website) announcing the redemption.

            (c)      If the Company does not redeem all of the Notes, the Trustee shall select the Notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000, from Notes then outstanding and not already to be redeemed as a result of having previously been called for redemption, by lot, pro rata to the extent practicable or by another method the Trustee routinely uses, and in each case to the extent permitted by the Depositary. If the Trustee selects a portion of a Holder’s Notes for partial redemption and such Holder converts a portion of such Holder’s Note, the converted portion shall be deemed to be from the portion selected for redemption to the extent that the converted portion does not exceed the portion selected for redemption. The Trustee shall promptly notify the Company in writing of the Notes selected for redemption and the principal amount thereof to be redeemed. If any Notes are to be redeemed in part only, the Company shall issue new Notes in principal amount equal to the unredeemed principal portion thereof.

            (d)      As provided in Section 14.01(b)(v), with respect to any Notes that are converted in connection with a Redemption Notice, the Company shall, if applicable, increase the Conversion Rate for the Notes so surrendered for conversion by a number of Additional Shares, if any, in accordance with Section 14.03. In addition, the Company shall pay accrued and unpaid interest on such Notes to, but not including, the Conversion Date.

            (e)      No Notes may be redeemed if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Redemption Date.

            (f)      If, by 11:00 a.m., New York City time, on the applicable Redemption Date, the Paying Agent holds money sufficient to make payment of the Redemption Price on all the Notes or portions thereof that are to be redeemed on such Redemption Date, then:

(i)	such Notes shall cease to be outstanding;

(ii)	interest shall cease to accrue on such Notes; and

(iii)

all other rights of the Holders of such Notes shall terminate (other than (x) the right to receive the Redemption Price and (y) if the Redemption Date falls after a Regular Record Date but on or prior to the related Interest Payment Date, the right of the Holder of record on the Regular Record Date to receive the related interest payment).

The Paying Agent shall return to the Company, as soon as practicable and upon receipt of written instructions, any money not required for that purpose.

            (g)      If the Redemption Price of any Note shall not be fully and duly paid in accordance with this Section 16.01, the portion of the Redemption Price that is not so paid shall bear interest pursuant to Section 2.03, and such Note shall continue to be convertible pursuant to Article 14, until such Redemption Price and accrued interest have been paid.

            (h)      Until the Company’s borrowings under the Senior Credit Facility are repaid in full and the agreement governing the Senior Credit Facility has been terminated or until the Senior Credit Facility has been amended to permit the Company to exercise the optional redemption, the Company shall not redeem the Notes pursuant to this Section 16.01.

Section 16.02. Redemption of Notes for Changes in Canadian Tax Law.

            (a)      The Company may redeem all but not part of the Notes on any Business Day (a “Redemption Date”) in cash at the Redemption Price if the Company has or would become obligated to pay to the Holder of any Additional Amounts (which are more than a de minimis amount) as a result of any change from the date of the Offering Memorandum in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change from the date of the Offering Memorandum in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority, or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided that (1) the Company cannot avoid these obligations by taking reasonable measures available to it and (2) the Company delivers to the Trustee an Opinion of Counsel specializing in taxation and an Officer’s Certificate attesting to such change and obligation to pay Additional Amounts.

            (b)      The Company shall give a Redemption Notice not less than 30 Scheduled Trading Days nor more than 60 calendar days immediately preceding the Redemption Date to all Holders of Notes on the date of the Redemption Notice at their addresses shown in the Note Register, with a copy to the Trustee and the Paying Agent (if other than the Trustee) (such notice, a “Redemption Notice”), except that:

(1)	the Company shall not give a Redemption Notice earlier than 60 days prior to the earliest date on or from which the Company would be obligated to pay any such Additional Amounts; and

(2)	at the time the Company gives the Redemption Notice, the circumstances creating the Company’s obligation to pay such Additional Amounts remain in

            The Redemption Notice shall identify the Notes and the aggregate principal amount thereof to be redeemed pursuant to the redemption and shall state:

(i)	the Redemption Date;

(ii)	the Redemption Price;

(iii)	that Holders have a right to convert the Notes called for redemption upon satisfaction of the requirements set forth in Section 14.01(b);

(iv)	the time at which the Holders’ right to convert the Notes called for redemption will expire, which will be the close of business on the Business Day immediately preceding the Redemption Date;

(v)	the Conversion Rate (including, if applicable, any increase pursuant to Section 14.03) and the Settlement Method that shall apply during the redemption period;

(vi)	the names and addresses of the Paying Agent and the Conversion Agent;

(vii)	the procedures a Holder must follow to convert its Notes;

(viii)	the CUSIP number or numbers, as the case may be, of the Notes to be redeemed; and

(ix)

that a Holder may elect not to have its Notes redeemed; provided that no Additional Amounts shall be payable on any payment of interest or principal with respect to the Notes after such Redemption Date; all future payments shall be subject to the deduction or withholding of any Canadian taxes required by law to be deducted or withheld.

            At the Company’s request, the Trustee shall give the Redemption Notice in the Company’s name and at its expense; provided, however, that the Company has delivered to the Trustee, at least three Business Days prior to the date that the notice is required to be given to the Holders (unless a shorter notice period shall be agreed to by the Trustee), an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

            The Company shall issue a press release (and make the press release available on its website) announcing the redemption.

             (c)      Upon receiving a Redemption Notice pursuant to this Section 16.02, each Holder shall have the right to elect:

(1)	to convert all or a portion of its Notes as described in Article 14; or

(2)

to have all or a portion of its Notes not redeemed; provided that no Additional Amounts shall be payable on any payment of interest or principal with respect to the Notes after such Redemption Date; all future payments shall be subject to the deduction or withholding of any Canadian taxes required by law to be deducted or withheld.

            The Holder must deliver to the Paying Agent a written notice of election in the form attached as Attachment 4 to the Form of Note attached hereto as Exhibit A so as to be received by the Paying Agent no later than the close of business on the Business Day immediately preceding the Redemption Date.

            A Holder may withdraw any notice of election by delivering to the Paying Agent a written notice of withdrawal prior to the close of business on the Business Day immediately preceding the Redemption Date.

            Where no election is made, the Holder shall have its Notes redeemed without any further action.

            (d)      With respect to any Notes that are converted in connection with a Redemption Notice, the Company shall, if applicable, increase the Conversion Rate for the Notes so surrendered for conversion by a number of Additional Shares in accordance with Section 14.03. In addition, the Company shall pay accrued and unpaid interest on such Notes to, but not including, the Conversion Date.

            (e)      No Notes may be redeemed if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Redemption Date.

            (f)      If, by 11:00 a.m., New York City time, on the applicable Redemption Date, the Paying Agent holds money sufficient to make payment of the Redemption Price on all the Notes or portions thereof that are to be redeemed on such Redemption Date, then:

(i)	such Notes shall cease to be outstanding;

(ii)	interest shall cease to accrue on such Notes; and

(iii)

all other rights of the Holders of such Notes shall terminate (other than (x) the right to receive the Redemption Price and (y) if the Redemption Date falls after a Regular Record Date but on or prior to the related Interest Payment Date, the right of the Holder of record on the Regular Record Date to receive the related interest payment).

The Paying Agent shall return to the Company, as soon as practicable and upon receipt of written instructions, any money not required for that purpose.

            (g)      If the Redemption Price of any Note shall not be fully and duly paid in accordance with this Section 16.02, the portion of the Redemption Price that is not so paid shall bear interest pursuant to Section 2.03, and such Note shall continue to be convertible pursuant to Article 14, until such Redemption Price and accrued interest have been paid.

            (h)      Until the Company’s borrowings under the Senior Credit Facility are repaid in full and the agreement governing the Senior Credit Facility has been terminated or until the Senior Credit Facility has been amended to permit the Company to redeem the Notes for changes in Canadian tax law, the Company shall not redeem the Notes pursuant to this Section 16.02.

ARTICLE 17
MISCELLANEOUS PROVISIONS

Section 17.01 . Provisions Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in this Indenture shall bind its successors and assigns whether so expressed or not.

Section 17.02 . Official Acts by Successor Company. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation that shall at the time be the lawful sole successor of the Company.

Section 17.03 . Addresses for Notices, Etc. Any notice or demand that by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Holders on the Company shall be in writing (including facsimile and electronic mail in PDF format) and shall be deemed to have been sufficiently given or made, for all purposes if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed (until another address is filed by the Company with the Trustee) to B2Gold Corp., Suite 3100, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia V7X 1J1, (fax: 604-681-6209); Attention: Senior Vice President of Finance and Chief Financial Officer and Executive Vice President, General Counsel and Secretary. Any notice, direction, request or demand hereunder to or upon the Trustee shall be in writing (including facsimile and electronic mail in PDF format) and shall be deemed to have been sufficiently given or made, for all purposes, if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed to the Corporate Trust Office.

            The Trustee, by notice to the Company, may designate additional or different addresses for subsequent notices or communications.

            Any notice or communication mailed to a Holder shall be mailed to it by first class mail, postage prepaid, at its address as it appears on the Note Register and shall be sufficiently given to it if so mailed within the time prescribed.

            Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

            In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice to Holders by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

            In addition to the foregoing, the Trustee agrees to accept and act upon notice, instructions or directions pursuant to this Indenture sent by unsecured e-mail, facsimile transmission or other similar unsecured electronic methods. If the party elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Section 17.04 . Governing Law. THIS INDENTURE AND EACH NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS INDENTURE AND EACH NOTE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 17.05 . Intentionally Omitted.

Section 17.06 . Evidence of Compliance with Conditions Precedent; Certificates and Opinions of Counsel to Trustee. Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officer’s Certificate and Opinion of Counsel stating that in the opinion of the signors, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied.

            Each Officer’s Certificate and Opinion of Counsel provided for, by or on behalf of the Company in this Indenture and delivered to the Trustee with respect to compliance with this Indenture (other than the Officer’s Certificates provided for in Section 4.08) shall include:

            (i) a statement that the Person making such certificate has read such covenant or condition;

            (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statement contained in such certificate is based;

            (iii) a statement that, in the judgment of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed judgment as to whether or not such covenant or condition has been complied with; and

            (iv) a statement as to whether or not, in the judgment of such Person, such covenant or condition has been complied with.

            Notwithstanding anything to the contrary in this Section 17.06, if any provision in this Indenture specifically provides that the Trustee shall or may receive an Opinion of Counsel in connection with any action to be taken by the Trustee or the Company hereunder, the Trustee shall be entitled to such Opinion of Counsel.

Section 17.07 . Legal Holidays. In any case where any Interest Payment Date, Fundamental Change Repurchase Date, Conversion Date or Maturity Date is not a Business Day, then any action to be taken on such date shall be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no interest shall accrue in respect of the delay.

Section 17.08 . No Security Interest Created. Nothing in this Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

Section 17.09 . Benefits of Indenture. Except as described in Article 5, nothing in this Indenture or in the Notes, expressed or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Custodian, any Bid Solicitation Agent, any Conversion Agent, any authenticating agent, any Note Registrar and their successors hereunder or the Holders any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 17.10 . Table of Contents, Headings, Etc. The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 17.11 . Authenticating Agent. The Trustee may appoint an authenticating agent that shall be authorized to act on its behalf and subject to its direction in the authentication and delivery of Notes in connection with the original issuance thereof and transfers and exchanges of Notes hereunder, including under Section 2.04, Section 2.05, Section 2.06, Section 2.07, Section 10.04 and Section 15.04 as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those Sections to authenticate and deliver Notes. For all purposes of this Indenture, the authentication and delivery of Notes by the authenticating agent shall be deemed to be authentication and delivery of such Notes “by the Trustee” and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement hereunder or in the Notes for the Trustee’s certificate of authentication. Such authenticating agent shall at all times be a Person eligible to serve as trustee hereunder pursuant to Section 7.08.

            Any corporation or other entity into which any authenticating agent may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, consolidation or conversion to which any authenticating agent shall be a party, or any corporation or other entity succeeding to all or substantially all the corporate trust business of any authenticating agent, shall be the successor of the authenticating agent hereunder, if such successor corporation or other entity is otherwise eligible under this Section 17.11, without the execution or filing of any paper or any further act on the part of the parties hereto or the authenticating agent or such successor corporation or other entity.

            Any authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any authenticating agent by giving written notice of termination to such authenticating agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any authenticating agent shall cease to be eligible under this Section, the Trustee may appoint a successor authenticating agent (which may be the Trustee), shall give written notice of such appointment to the Company and shall mail notice of such appointment to all Holders as the names and addresses of such Holders appear on the Note Register.

            The Company agrees to pay to the authenticating agent from time to time reasonable compensation for its services although the Company may terminate the authenticating agent, if it determines such agent’s fees to be unreasonable.

            The provisions of Section 7.02, Section 7.03, Section 7.04, Section 7.06, Section 8.03 and this Section 17.11 shall be applicable to any authenticating agent.

            If an authenticating agent is appointed pursuant to this Section 17.11, the Notes may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

__________________________,
as Authenticating Agent, certifies that this is one of the Notes described in the within-named Indenture.

By:  ____________________
Authorized Officer

Section 17.12 . Execution in Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 17.13 . Severability. In the event any provision of this Indenture or in the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 17.14 . Waiver of Jury Trial; Submission of Jurisdiction. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT

PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

THE COMPANY HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE AND THE NOTES, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS.

THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. A FINAL JUDGMENT IN ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT SHALL BE CONCLUSIVE AND BINDING UPON THE COMPANY AND MAY BE ENFORCED IN ANY OTHER COURTS TO WHOSE JURISDICTION THE COMPANY IS OR MAY BE SUBJECT, BY SUIT UPON JUDGMENT.

            The Company shall appoint CT Corporation System as its agent for service of process in any suit, action or proceeding with respect to this Indenture and the Notes and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the County and City of New York. Service of any process, summons, notice or document by registered mail addressed to the Company at the address above in Section 17.03 shall be effective service of process against the Company for any suit, action or proceeding brought in any such court. The Company further agrees that nothing herein shall affect any Holder’s right to effect service of process in any other manner permitted by law or bring a suit action or proceeding (including a proceeding for enforcement of a judgment) in any other court or jurisdiction in accordance with applicable law.

Section 17.15 . Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 17.16 . Calculations. (a)      Except as otherwise provided herein, the Company or its agents shall be responsible for making all calculations called for under the Notes or this Indenture. These calculations include, but are not limited to, determinations of the Last Reported Sale Prices of the Common Shares, the Daily VWAPs, the Daily Conversion Values, the Daily Settlement Amounts, the Share Price, accrued interest payable on the Notes and the Conversion

Rate. The Company or its agents shall make all these calculations in good faith and, absent manifest error, such calculations shall be final and binding on Holders of Notes. The Company or its agents shall provide a schedule of its calculations to each of the Trustee and the Conversion Agent (if other than the Trustee), and each of the Trustee and Conversion Agent (if other than the Trustee) is entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification. The Trustee will forward the calculations of the Company or its agents to any Holder of Notes upon the written request of that Holder at the sole cost and expense of the Company.

            (b)      Any share price per Common Share that is reported in Canadian dollars shall be deemed a reference to the amount, in U.S. dollars, into which such amount of Canadian dollars would be converted based on the most recently published noon exchange rate of the Bank of Canada on or immediately prior to the date of such price per Common Share.

Section 17.17. U.S.A. Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as is required to satisfy the requirements of the U.S.A. Patriot Act.

Section 17.18. Conversion of Currency. U.S. dollars are the sole currency of account and payment for all sums payable by the Company under or in connection with the Notes, including damages.

            If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Indenture to the Holder from U.S. dollars to another currency, the Company has agreed, and each Holder by holding such Note will be deemed to have agreed, to the fullest extent that the Company and they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Holder could purchase U.S. dollars with such other currency in New York City, New York on the Business Day preceding the day on which final judgment is given.

            The Company’s obligations to any Holder will, notwithstanding any judgment in a currency other than U.S. dollars (the “Judgment Currency”), be discharged only to the extent of the amount of U.S. dollars that the Holder may in accordance with normal banking procedures purchase with the Judgment Currency on the date the amounts are received or recovered by such Holder (or, if it is not practicable to purchase U.S. dollars with the Judgment Currency on that date, on the first date on which it is practicable to do so). If the amount of the U.S. dollars so purchased is less than the amount originally to be paid to such Holder or the Trustee in the Judgment Currency, as the case may be, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Holder and the Trustee, as the case may be, against any such loss. If the amount of the U.S. dollars so purchased is more than the amount originally to be paid to such Holder or the Trustee, as the case may be, such Holder or the Trustee, as the case may be, will pay the Company, such excess. In addition, the Company shall indemnify the recipient Holder against the cost of making any such purchase.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

B2GOLD CORP.

By: ______________________________
Name: ROGER RICHER
Title: EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

U.S. Bank National Association, as Trustee

By: ______________________________
Name:
Title:

[*Signature Page to Indenture*]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

B2GOLD CORP.

By: ______________________________
Name:
Title:

U.S. Bank National Association, as Trustee

By: [signature]
Name: Carolyn Morrison
Title: Vice President

[Signature Page to Indenture]

EXHIBIT A

[FORM OF FACE OF GLOBAL NOTE]

            UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

[INCLUDE FOLLOWING LEGEND IF A RESTRICTED SECURITY]

            THIS SECURITY AND THE COMMON SHARES, IF ANY, ISSUABLE ON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

            (1)      REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

            (2)      AGREES FOR THE BENEFIT OF THE COMPANY (AS DEFINED BELOW) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH OTHER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW EXCEPT:

            (A)      TO B2GOLD CORP. (THE “COMPANY”) OR ANY SUBSIDIARY THEREOF,

            (B)      PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OF THE COMPANY THAT COVERS THE RESALE OF THIS SECURITY OR SUCH COMMON SHARES,

1

            (C)      TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, IF AVAILABLE, OR

            (D)      PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

            PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(D) ABOVE THAT RESULTS IN ANY SECURITY CEASING TO BE A RESTRICTED SECURITY WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

            UNDER CANADIAN SECURITIES LAWS, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE ORIGINAL DISTRIBUTION DATE OF THE NOTES]

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B2Gold Corp.

3.25% Convertible Senior Subordinated Note due 2018

No. R-[ ]	Initially $[ ]

CUSIP No. [11777Q AA8] [1]

ISIN No. [US11777QAA85] [1]

            B2Gold Corp., a company duly amalgamated and validly existing under the laws of the British Columbia, Canada (the “Company,” which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to CEDE & CO., or registered assigns, the principal amount of $[ ] or such other amount as reflected on the books and records of the Trustee, the Note Registrar and the Depositary, on October 1, 2018 and interest thereon as set forth below.

            This Note shall bear interest at the rate of 3.25% per year from August 23, 2013 or from the most recent date to which interest had been paid or provided for to, but not including, the next scheduled Interest Payment Date until October 1, 2018, unless earlier converted, redeemed or purchased. Accrued interest on this Note shall be computed on the basis of a 360-day year composed of twelve 30-day months. Interest is payable semi-annually in arrears on each April 1 and October 1, commencing on April 1, 2014, to Holders of record at the close of business on the preceding March 15 and September 15 (whether or not such day is a Business Day), respectively. Additional Interest will be payable as set forth in Section 4.06(d), Section 4.06(e) and Section 6.03 of the within-mentioned Indenture, and any reference to interest on, or in respect of, any Note therein shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to any of such Section 4.06(d), Section 4.06(e) or Section 6.03 and any express mention of the payment of Additional Interest in any provision therein shall not be construed as excluding Additional Interest in those provisions thereof where such express mention is not made.

            Any Defaulted Amounts shall accrue interest per annum at the rate borne by the Notes plus one percent from, and including, the relevant payment date to, but not including, the date on which such Defaulted Amounts shall have been paid by the Company, at its election, in accordance with Section 2.03(c) of the Indenture.

            The Company shall pay the principal (including Fundamental Change Repurchase Price and Redemption Price, if applicable) of and interest on this Note, so long as such Note is a Global Note, in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of such Note. As provided in and subject to the provisions of the Indenture, the Company shall pay the principal (including Fundamental Change Repurchase Price and Redemption Price, if applicable) of any Notes (other than Notes that are Global Notes)

______________________________
1Include if restricted security.

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at the office or agency designated by the Company for that purpose. The Company has initially designated the Trustee as its Paying Agent and Note Registrar in respect of the Notes and its agency in New York, New York as a place where Notes may be presented for payment or for registration of transfer.

            Reference is made to the further provisions of this Note set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Note the right to convert this Note into cash, Common Shares or a combination of cash and Common Shares, at the Company’s election and in accordance with the limitations set forth in the Indenture, in accordance with the terms set forth in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

            This Note, and any claim, controversy or dispute arising under or related to this Note, shall be governed by, and construed in accordance with the laws of, the State of New York.

            In the case of any conflict between this Note and the Indenture, the provisions of the Indenture shall control and govern.

            This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

[Remainder of page intentionally left blank]

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            IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

B2Gold Corp.

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION
U.S. Bank National Association,
as Trustee, certifies that this is one of the Notes described in the within-named Indenture.

By: _______________________________
       Authorized Signatory

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[FORM OF REVERSE OF GLOBAL NOTE]

B2Gold Corp.

3.25% Convertible Senior Subordinated Note due 2018

            This Note is one of a duly authorized issue of Notes of the Company, designated as its 3.25% Convertible Senior Subordinated Notes due 2018 (the “Notes”), initially limited to the aggregate principal amount of $258,750,000 all issued under and pursuant to an Indenture dated as of August 23, 2013 (the “Indenture”), between the Company and U.S. Bank National Association (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Conversion Agent, the Company and the Holders of the Notes. Additional Notes may be issued in an unlimited aggregate principal amount, subject to certain conditions specified in the Indenture.

            Subject to certain exceptions, in case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal of, and interest on, all Notes may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.

            Subject to the terms and conditions of the Indenture, the Company will make all payments and deliveries in respect of the Fundamental Change Repurchase Price and the principal amount on the Maturity Date, as the case may be, to the Holder who surrenders a Note to a Paying Agent to collect such payments in respect of the Note.

            The Company will pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

            The Indenture contains provisions permitting the Company and the Trustee in certain circumstances, without the consent of the Holders of the Notes, and in certain other circumstances, with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Notes as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the Holders of all of the Notes waive any past Default or Event of Default under the Indenture and its consequences.

            No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of or the consideration due on conversion of, as the case may be, and accrued and unpaid interest on this Note at the place, at the respective times, at the rate and in the lawful money herein prescribed.

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            The Notes are issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. At the office or agency of the Company referred to on the face hereof, and in the manner and subject to the limitations provided in the Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer or similar tax that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange of Notes being different from the name of the Holder of the old Notes surrendered for such exchange.

            Except in the event of certain changes in Canadian tax law, the Notes are not subject to redemption at the option of the Company prior to October 6, 2016. On or after October 6, 2016, the Company may redeem for cash, subject to certain conditions, any or all of the Notes, at the Company’s option, if the Last Reported Sale Price of the Common Shares for at least 20 Trading Days (whether or not consecutive) during any 30 consecutive Trading Day period ending within five Trading Days immediately preceding the date on which the Company provides a Redemption Notice exceeds 130% of the applicable Conversion Price on each applicable Trading Day. The Company may also redeem the Notes, subject to certain conditions, upon the occurrence of certain changes to the laws governing Canadian withholding taxes. The Redemption Price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but not including, the Redemption Date.

            Upon the occurrence of a Fundamental Change, the Company is required to offer to repurchase, at each Holder’s option, for cash all of such Holder’s Notes or any portion thereof (in principal amounts of $1,000 or integral multiples in excess thereof) on the Fundamental Change Repurchase Date at a price equal to the Fundamental Change Repurchase Price.

            Subject to the provisions of the Indenture, the Holder hereof has the right, at its option, during certain periods and upon the occurrence of certain conditions specified in the Indenture, prior to the close of business on the Business Day immediately preceding the Maturity Date, to convert any Notes or portion thereof that is $1,000 or an integral multiple in excess thereof, into cash, Common Shares or a combination of cash and Common Shares, at the Company’s election and in accordance with the limitations set forth in the Indenture, at the Conversion Rate specified in the Indenture, as adjusted from time to time as provided in the Indenture.

            Terms used in this Note and defined in the Indenture are used herein as therein defined.

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ABBREVIATIONS

            The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM = as tenants in common

UNIF GIFT MIN ACT = Uniform Gifts to Minors Act

CUST = Custodian

TEN ENT = as tenants by the entireties

JT TEN = joint tenants with right of survivorship and not as tenants in common

            Additional abbreviations may also be used though not in the above list.

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ATTACHMENT 1

[FORM OF NOTICE OF CONVERSION]

To: B2Gold Corp. and U.S. Bank National Association, as Trustee

            The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is $1,000 principal amount or an integral multiple in excess thereof) below designated, into cash, Common Shares or a combination of cash and Common Shares, at the Company’s election and in accordance with the limitations set forth in the Indenture referred to in this Note, in accordance with the terms of the Indenture, and directs that any cash payable and/or any Common Shares issuable and deliverable on such conversion, together with any cash for any fractional share, and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any Common Shares or any portion of this Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all documentary, stamp or similar issue or transfer taxes, if any in accordance with Section 14.02(d) and Section 14.02(e) of the Indenture. Any amount required to be paid to the undersigned on account of interest in accordance with Section 14.02(h) accompanies this Note.

Dated:_______________________________________________

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Common Shares are to be issued, or Notes are to be delivered, other than to and in the name of the registered holder.

Fill in for registration of shares if to be issued, and Notes if to

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be delivered, other than to and in the
name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code) Please print name and address

Principal amount to be converted (if less than all):
$______,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer
Identification Number

10

ATTACHMENT 2

[FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE]

To: B2Gold Corp. and U.S. Bank National Association, as Trustee

            The undersigned registered owner of this Note hereby acknowledges receipt of a notice from B2Gold Corp. (the “Company”) as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with Section 15.02 of the Indenture referred to in this Note (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple in excess thereof) below designated, and (2) if such Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest, if any, thereon to, but excluding, such Fundamental Change Repurchase Date.

            In the case of Physical Notes, the certificate numbers of the Notes to be repurchased are as set forth below:

Dated: _____________________

Signature(s)

Social Security or Other Taxpayer
Identification Number

Principal amount to be repaid (if less than all):
$______,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

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ATTACHMENT 3

[FORM OF ASSIGNMENT AND TRANSFER]

For value received ____________________________ hereby sell(s), assign(s) and transfer(s) unto _________________ (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints _____________________ attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

In connection with any transfer of the within Note occurring prior to the Resale Restriction Termination Date, as defined in the Indenture governing such Note, the undersigned confirms that such Note is being transferred:

•           To B2Gold Corp. or a subsidiary thereof; or

•           Pursuant to a registration statement that has become or been declared effective under the U.S. Securities Act of 1933, as amended; or

•           Pursuant to and in compliance with Rule 144A under the U.S. Securities Act of 1933, as amended; or

•           Pursuant to and in compliance with Rule 144 under the U.S. Securities Act of 1933, as amended, or any other available exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

In connection with any transfer of the within Note occurring prior to the Representation Termination Date, the undersigned confirms that the undersigned is not an Affiliate of the Company, and to the undersigned’s knowledge, the transferee of the Notes is not an Affiliate of the Company.

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Dated: _______________________________________

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Notes are to be delivered, other than to and in the name of the registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

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ATTACHMENT 4

[FORM OF NOTICE OF ELECTION UPON TAX REDEMPTION]

To: B2Gold Corp. and U.S. Bank National Association, as Trustee

            The undersigned registered owner of this Note hereby acknowledges receipt of a notice from B2Gold Corp. (the “Company”) of the redemption by the Company of all of the outstanding Notes following a change to the laws governing Canadian withholding taxes in accordance with Section 16.02 of the Indenture referred to in this Note and, pursuant to Section 16.02(c), elects to have the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple in excess thereof) below designated not redeemed. The undersigned acknowledges that, following such redemption, all future payments shall be subject to the deduction or withholding of any Canadian taxes required by law to be deducted or withheld and no Additional Amounts will be paid with respect the Notes.

            In the case of Physical Notes, the certificate numbers of the Notes to be not redeemed are as set forth below:

Dated: _____________________

Signature(s)

Social Security or Other Taxpayer
Identification Number

Principal amount to be not redeemed (if less than all):
$______,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

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